ZOO7 NOV 30 ... 45

CONVENIENCE TRANSLATION
OF PUBLICLY ANNOUNCED
CONSOLIDATED FINANCIAL STATEMENTS
AND REVIEW REPORT ORIGINALLY ISSUED IN TURKISH,
SEE NOTE I.b OF SECTION THREE

AKBANK T.A.Ş.

PUBLICLY ANNOUNCED
CONSOLIDATED FINANCIAL STATEMENTS
TOGETHER WITH REVIEW REPORT
AT 30 SEPTEMBER 2007

07028439

Başaran Nas Yeminli Mali
Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

CONVENIENCE TRANSLATION OF INDEPENDENT AUDITOR'S REVIEW REPORT ORIGINALLY ISSUED IN TURKISH

To the Board of Directors of Akbank T.A.Ş.;

We have reviewed the accompanying consolidated balance sheet of Akbank T.A.Ş. ("the Bank") and its consolidated subsidiaries at 30 September 2007 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the period then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility, as independent auditors, is to issue a report on these consolidated financial statements based on our review.

We conducted our review in accordance with the Uniform Chart of Accounts of banks, accounting standards and the independent audit principles in conformity with Banking Act No. 5411. Those principles require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries concerning the Bank's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not give a true and fair view of the financial position of Akbank T.A.Ş. and its consolidated subsidiaries at 30 September 2007 and the results of its operations and cash flows for the period then ended in accordance with accounting principles and standards set out by regulations in conformity with articles 37 and 38 of the Banking Act No. 5411 and other regulations, interpretations and circulars published by the Banking Regulation and Supervision Agency on accounting and financial reporting principles.

Additional paragraph for convenience translation:

As explained in detail in Note I.b. of Section Three, the effects of differences between accounting principles and standards set out by regulations in conformity with articles 37 and 38 of the Banking Act No. 5411, accounting principles generally accepted in countries in which the accompanying consolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in the accompanying consolidated financial statements. Accordingly, the accompanying consolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

Başaran Nas Yeminli
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Adnan Nas, YMM
Istanbul, 7 November 2007

CONVENIENCE TRANSLATION
OF PUBLICLY ANNOUNCED CONSOLIDATED FINANCIAL STATEMENTS
ORIGINALLY ISSUED IN TURKISH,
SEE NOTE I.b IN SECTION THREE

THE CONSOLIDATED FINANCIAL REPORT OF AKBANK T.A.Ş. AS OF 30 SEPTEMBER 2007

Address : Sabancı Center 34330, 4. Levent / Istanbul
Telephone : (0 212) 385 55 55
Fax : (0 212) 269 73 83
Website : www.akbank.com
E-mail : hizmet@akbank.com

The consolidated financial report includes the following sections in accordance with the "Communiqué on the Financial Statements and Related Explanation and Notes that will be Publicly Announced" as sanctioned by the Banking Regulation nd Supervision Agency.

- **Section One** - GENERAL INFORMATION ABOUT THE GROUP
- **Section Two** - CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP
- **Section Three** - EXPLANATIONS ON ACCOUNTING POLICIES APPLIED IN THE RELATED PERIOD
- **Section Four** - INFORMATION RELATED TO FINANCIAL POSITION OF THE GROUP
- **Section Five** - EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED FINANCIAL STATEMENTS
- **Section Six** - OTHER EXPLANATIONS and NOTES
- **Section Seven** - EXPLANATIONS ON AUDITOR'S REVIEW REPORT

nvestments in associates, subsidiaries and joint ventures whose financial statements have been consolidated in this eporting package are as follows.

	Subsidiaries	Investments in Associates	Joint Ventures
1.	Ak Finansal Kiralama A.Ş.	-	-
2.	Ak Yatırım Menkul Değerler A.Ş.	-	-
3.	Akbank N.V.	-	-

Ak Receivables Corporation and A.R.T.S. Ltd., which are not subsidiaries of the Bank but over which the Bank has 100% controlling power, have been included in the consolidation due to the reason that these companies are "Special Purpose Entities".

The accompanying audited consolidated financial statements and notes to these financial statements which are expressed, nless otherwise stated, in thousands of New Turkish Lira ("YTL"), have been prepared based on the accounting books of he Bank in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards and the related appendices and interpretations of hese, and have been reviewed.

7 November 2007

Erol SABANCI	Akın KOZANOĞLU	Aydın GÜNTER	Zafer KURTUL	Balamir YENİ	Emine T. ÇEPPİOĞLU
Chairman of the Board of Directors	Head of the Audit Committee	Member of the Audit Committee	President	Executive Vice President	Manager

Contact information of the personnel in charge of addressing questions regarding this financial report.

Name-Surname / Title : Emine T. ÇEPPİOĞLU / Manager
Phone No : (0 212) 385 55 55
Fax No : (0 212) 325 12 31

Page:

SECTION ONE
General Information about the Group

SECTION TWO
Consolidated Financial Statements of the Group

SECTION THREE
Accounting Policies

SECTION FOUR
Information Related to Financial Position of the Group

SECTION FIVE
Information and Disclosures Related to Consolidated Financial Statements

SECTION SIX
Other Explanations

SECTION SEVEN
Explanations on Auditor's Review Report

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

SECTION ONE

GENERAL INFORMATION ABOUT THE GROUP

I. PARENT BANK'S FOUNDATION DATE, START-UP STATUS, HISTORY REGARDING THE CHANGES IN THIS STATUS:

Akbank T.A.Ş. ("the Parent Bank" or "Akbank") was established on 30 January 1948 as a private commercial bank, in accordance with the decision of the Council of Ministers, No.3/6710 and is authorized to perform all economic, financial and commercial activities which are allowed by the laws of the Turkish Republic. The status of the Bank has not changed since its foundation.

II. EXPLANATION ABOUT THE PARENT BANK'S CAPITAL STRUCTURE, SHAREHOLDERS OF THE PARENT BANK WHO ARE IN CHARGE OF THE MANAGEMENT AND/OR AUDITING OF THE PARENT BANK DIRECTLY OR INDIRECTLY, CHANGES IN THESE MATTERS (IF ANY) AND THE GROUP THE BANK BELONGS TO:

The Bank's shares have been quoted on the Istanbul Stock Exchange ("ISE") since 1990. In 1998, 4,03% of the outstanding share capital of the Bank was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipts ("ADRs"). As of 30 September 2007, approximately 25% of the shares are publicly traded, including the ADRs (31 December 2006: 32%).

The major shareholder of the Parent Bank, directly or indirectly, is Sabancı Group.

III. EXPLANATION ON THE BOARD OF DIRECTORS, MEMBERS OF THE AUDIT COMMITTEE, PRESIDENT AND EXECUTIVE VICE PRESIDENTS, IF AVAILABLE, SHARES OF THE PARENT BANK THEY POSSESS:

Title	Name	Responsibility	Education
Chairman:	Erol SABANCI	Chairman and Managing Director	Undergraduate
Board of Directors:	Akın KOZANOĞLU	Vice Chairman and Executive	Graduate
	Suzan SABANCI DİNÇER	Managing Director	Graduate
	Özen GÖKSEL	Managing Director	Undergraduate
	Sir Winfried Franz Wilhelm BISCHOFF	Member	Undergraduate
	M. Hikmet BAYAR	Member	Undergraduate
	Aydın GÜNTER	Member	Undergraduate
	Yaman TÖRÜNER	Member	Undergraduate
	Bülent ADANIR	Member	Graduate
	Zafer KURTUL	Member and CEO	Graduate
President and CEO:	Zafer KURTUL	Member and CEO	Graduate
Director of Internal Audit:	Eyüp ENGİN	Head of Internal Audit	Undergraduate
Executive Vice Presidents:	Hayri ÇULHACI	Strategy and Corporate Communication	Graduate
	Zeki TUNCAY	Support Services	Undergraduate
	Nuri AKSOY	Loans Follow Up	Undergraduate
	Hülya KEFELİ	International Banking	Undergraduate
	Ziya AKKURT	Corporate Banking	Undergraduate
	Reşit TOYGAR	Treasury	Graduate
	M. Fikret ÖNDER	Private Banking	Graduate
	Balamir YENİ	Financial Coordination	Doctorate
	Sevilay ÖZSÖZ	Operations	Undergraduate
	S. Hakan BİNBAŞGİL	Retail Banking	Graduate
	Alpaslan ÖZLÜ	Information Technology	Graduate
	Esra BOZKURT	Human Resources	Undergraduate
	Ferda BESLİ	Commercial Banking	Undergraduate
	Ahmet Fuat AYLA	Corporate and Commercial Loans	Undergraduate
	Halit Haydar YILDIZ	Retail Loans	Graduate
Internal Audit Committee:	Akın KOZANOĞLU	Head of the Audit Committee	Graduate
	Aydın GÜNTER	Member of the Audit Committee	Undergraduate
Auditors:	Mevlüt AYDEMİR	Auditor	Undergraduate
	Nedim BOZFAKIOĞLU	Auditor	Undergraduate

The shares of the above individuals are insignificant in the Bank.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

IV. INFORMATION ON SHAREHOLDERS HAVING CONTROL SHARES

Name/Commercial Title	Share Amounts (Nominal)	Share Percentages	Paid-in Capital (Nominal)	Unpaid Portion
Hacı Ömer Sabancı Holding A.Ş.	941.384	31,38%	941.384	-
Citibank Overseas Investment Corporation	600.000	20,00%	600.000	-

As explained in Note VI.a of Section One, as of 9 January 2007, Citigroup Inc. became 20% shareholder of the Bank.

V. EXPLANATION ON THE PARENT BANK'S SERVICE TYPES AND FIELDS OF OPERATION:

The Bank's core business activities include retail banking, commercial banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (treasury transactions) and international banking services. In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş and Ak Emeklilik A.Ş. As of 30 September 2007, the Bank has 697 branches dispersed throughout the country and 1 branch operating abroad (31 December 2006: 682 branches and 1 branch operating abroad). As of 30 September 2007, the Bank employed 13.205 people (31 December 2006: 12.333).

The Parent Bank and its subsidiaries, Ak Yatırım Menkul Değerler A.Ş., Akbank N.V., Ak Finansal Kiralama A.Ş. and together with Ak Receivables Corporation and A.R.T.S. Ltd., which are not subsidiaries of the Bank, but over which the Bank has 100% controlling power due to the reason that these companies are "Special Purpose Entities", have been included in the scope of consolidation. The Parent Bank together with its consolidated subsidiaries are referred to as the "Group" in these consolidated financial statements.

As at 30 September 2007, the Group employed 13.510 people (31 December 2006: 12.650).

VI. OTHER EXPLANATIONS:

a) The Parent Bank's controlling shareholders and Citigroup Inc. ("Citibank") and Citibank's 100% owned subsidiary Citibank Overseas Investment Corporation signed an agreement on 17 October 2006 regarding Citibank's 20% partnership in Akbank. After obtaining all the required approvals from domestic and foreign public authorities, the Bank increased its paid-in capital by YTL200.000 (8,33% of paid-in capital), limiting the preemptive rights of the existing shareholders, and Citibank paid YTL9,5 for each share amounting in total to YTL1.900.000. With this transaction the Bank's paid-in capital increased by YTL200.000 from YTL2.200.000 to YTL2.400.000, and the remaining YTL1.700.000 has been accounted under shareholder's equity as "Share Premium". In addition, some individual and corporate shareholders of the Bank sold their shares amounting to 11,67% of paid-in capital, to Citibank. Citibank became a 20% shareholder of the Bank following the capital increase and related share sales.

b) The Ordinary General Assembly Meeting of the Parent Bank was held on 28 March 2007. In the Ordinary General Assembly, it was resolved to distribute a YTL660.495 cash dividend over the YTL1.600.192 net income from 2006 operations to the Bank's shareholders, Chairman and Members of the Board of Directors. It was also resolved in the General Assembly to transfer YTL7.995 to capital reserves, to allocate YTL931.702 as legal and extraordinary reserves and to increase the registered share capital ceiling of the Bank from YTL2.500.000 to YTL5.000.000. The new capital ceiling of the Bank was announced in the Turkish Trade Registry Gazette No.6782 dated 6 April 2007.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. OTHER EXPLANATIONS (CONTINUED):

c) The Parent Bank increased its full paid in capital by YTL600.000 from YTL2.400.000 to YTL3.000.000 within the registered capital ceiling of YTL5.000.000. YTL296.002 of this increase was met by extraordinary reserves, YTL7.995 was met by real estate and participation share sale profits, and YTL296.003 was met by the inflation adjustment difference which is in other equity reserves, and 25% bonus shares were distributed to shareholders on behalf of the Central Registry Agency ("CRA"). The capital of the Bank was registered with the Istanbul Trade Registry Office on 25 June 2007, and announced in the Turkish Trade Registry Gazette No.6841 dated 29 June 2007.

AKBANK T.A.S.
I. CONSOLIDATED BALANCE SHEETS AS OF 30 SEPTEMBER 2007 AND 31 DECEMBER 2006
(Amounts are expressed in thousands of New Turkish Lira (YTL)).

	ASSETS	Note	CURRENT PERIOD (30/09/2007)			PRIOR PERIOD (31/12/2006)		
		(Section Five)	YTL	FC	Total	YTL	FC	Total
I.	**CASH BALANCES WITH CENTRAL BANK**	(I-a)	**653.990**	**2.468.348**	**3.122.338**	**1.494.836**	**3.062.533**	**4.557.369**
II.	**FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT or (LOSS) (Net)**	(I-b)	**78.411**	**5.019.477**	**5.097.888**	**111.019**	**6.593.265**	**6.704.284**
2.1	Trading Financial Assets		47.839	4.956.395	5.004.234	84.101	6.524.360	6.608.461
2.1.1	Government Debt Securities		42.636	4.956.395	4.999.031	36.336	6.524.360	6.560.696
2.1.2	Share Certificates		5.203	-	5.203	47.273	-	47.273
2.1.3	Other Marketable Securities		-	-	-	492	-	492
2.2	Financial Assets Designated at Fair Value through Profit or (Loss)		-	-	-	-	-	-
2.2.1	Government Debt Securities		-	-	-	-	-	-
2.2.2	Share Certificates		-	-	-	-	-	-
2.2.3	Other Marketable Securities		-	-	-	-	-	-
2.3	Trading Derivative Financial Assets		30.572	63.082	93.654	26.918	68.905	95.823
III.	**BANKS AND OTHER FINANCIAL INSTITUTIONS**	(I-c)	**293**	**1.877.681**	**1.877.974**	**31.002**	**2.789.563**	**2.820.565**
IV.	**MONEY MARKETS**		**3.798**	-	**3.798**	**9**	-	**9**
4.1	Interbank Money Market Placements		-	-	-	-	-	-
4.2	Receivables from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements		3.798	-	3.798	9	-	9
V.	**AVAILABLE-FOR-SALE FINANCIAL ASSETS (Net)**	(I-d)	**15.067.906**	**5.165.869**	**20.233.775**	**11.037.037**	**3.464.256**	**14.501.293**
5.1	Share Certificates		6.721	110	6.831	5.521	110	5.631
5.2	Government Debt Securities		15.061.185	5.148.682	20.209.867	11.031.516	3.412.308	14.443.824
5.3	Other Marketable Securities		-	17.077	17.077	-	51.838	51.838
VI.	**LOANS**	(I-e)	**23.296.784**	**12.633.195**	**35.929.979**	**19.717.755**	**10.594.895**	**30.312.650**
6.1	Loans		23.296.784	12.633.195	35.929.979	19.717.755	10.594.895	30.312.650
6.2	Loans under Follow-up		843.077	40.519	883.596	564.306	31.498	595.804
6.3	Specific Provisions (-)		843.077	40.519	883.596	564.306	31.498	595.804
VII.	**FACTORING RECEIVABLES**		-	-	-	-	-	-
VIII.	**HELD-TO-MATURITY SECURITIES (Net)**	(I-f)	-	-	-	-	-	-
8.1	Government Debt Securities		-	-	-	-	-	-
8.2	Other Marketable Securities		-	-	-	-	-	-
IX.	**INVESTMENTS IN ASSOCIATES (Net)**	(I-g)	-	-	-	-	-	-
9.1	Consolidated Based on Equity Method		-	-	-	-	-	-
9.2	Unconsolidated		-	-	-	-	-	-
9.2.1	Financial Investments in Associates		-	-	-	-	-	-
9.2.2	Non-Financial Investments in Associates		-	-	-	-	-	-
X.	**SUBSIDIARIES (Net)**	(I-h)	**23.883**	**36**	**23.919**	**18.225**	**34**	**18.259**
10.1	Unconsolidated Financial Subsidiaries		23.883	36	23.919	18.225	34	18.259
10.2	Unconsolidated Non-Financial Subsidiaries		-	-	-	-	-	-
XI.	**JOINT VENTURES (Net)**		-	-	-	-	-	-
11.1	Consolidated Based on Equity Method		-	-	-	-	-	-
11.2	Unconsolidated		-	-	-	-	-	-
11.2.1	Financial Joint Ventures		-	-	-	-	-	-
11.2.2	Non-Financial Joint Ventures		-	-	-	-	-	-
XII.	**FINANCIAL LEASE RECEIVABLES (Net)**	(I-i)	**213.076**	**411.476**	**624.552**	**179.321**	**307.892**	**487.213**
12.1	Financial Lease Receivables		272.066	464.129	736.195	230.797	346.825	577.622
12.2	Operating Lease Receivables		-	-	-	-	-	-
12.3	Other		-	-	-	-	-	-
12.4	Unearned Income (-)		58.990	52.653	111.643	51.476	38.933	90.409
XIII.	**HEDGING DERIVATIVE FINANCIAL ASSETS**		-	-	-	-	-	-
13.1	Fair Value Hedge		-	-	-	-	-	-
13.2	Cash Flow Hedge		-	-	-	-	-	-
13.3	Foreign Net Investment Hedge		-	-	-	-	-	-
XIV.	**PROPERTY AND EQUIPMENT (Net)**		**698.155**	**5.627**	**703.782**	**704.618**	**6.197**	**710.815**
XV.	**INTANGIBLE ASSETS (Net)**		**30.507**	**367**	**30.874**	**34.696**	**140**	**34.836**
15.1	Goodwill		-	-	-	-	-	-
15.2	Other		30.507	367	30.874	34.696	140	34.836
XVI.	**TAX ASSET**		**12.693**	-	**12.693**	**1.736**	**192**	**1.928**
16.1	Current Tax Asset		-	-	-	-	-	-
16.2	Deferred Tax Asset	(I-j)	12.693	-	12.693	1.736	192	1.928
XVII.	**ASSETS HELD FOR RESALE (Net)**		**3.580**	-	**3.580**	**3.279**	-	**3.279**
XVIII.	**OTHER ASSETS**	(I-k)	**167.519**	**67.551**	**235.070**	**100.364**	**67.287**	**167.651**
	TOTAL ASSETS		**40.250.595**	**27.649.627**	**67.900.222**	**33.433.897**	**26.886.254**	**60.320.151**

The accompanying explanations and notes form an integral part of these financial statements.

AKBANK T.A.Ş.

I. CONSOLIDATED BALANCE SHEETS AS OF 30 SEPTEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira (YTL)).

	LIABILITIES	Note (Section Five)	CURRENT PERIOD (30/09/2007)			PRIOR PERIOD (31/12/2006)		
			YTL	FC	Total	YTL	FC	Total
I.	**DEPOSITS**	(II-a)	**22.727.127**	**18.782.827**	**41.509.954**	**19.195.667**	**16.763.054**	**35.958.721**
II.	**TRADING DERIVATIVE FINANCIAL LIABILITIES**	(II-b)	**61.708**	**39.512**	**101.220**	**16.756**	**48.429**	**65.185**
III.	**BORROWINGS**	(II-c)	**175.512**	**8.910.102**	**9.085.614**	**158.642**	**9.780.152**	**9.938.794**
IV.	**MONEY MARKETS**		**4.179.848**	**376.245**	**4.556.093**	**4.962.118**	**317.174**	**5.279.292**
4.1	Funds from Interbank Money Market		19.828	59.808	79.636	41.064	-	41.064
4.2	Funds from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
4.3	Funds Provided Under Repurchase Agreements		4.160.020	316.437	4.476.457	4.921.054	317.174	5.238.228
V.	**MARKETABLE SECURITIES ISSUED (Net)**		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset Backed Securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	**FUNDS**		-	-	-	-	-	-
VII.	**MISCELLANEOUS PAYABLES**		**853.566**	**28.805**	**882.371**	**770.193**	**27.446**	**797.639**
VIII.	**OTHER LIABILITIES**	(II-d)	**686.492**	**135.694**	**822.186**	**293.949**	**178.761**	**472.710**
IX.	**FACTORING PAYABLES**		-	-	-	-	-	-
X.	**FINANCIAL LEASE PAYABLES (Net)**		-	-	-	-	-	-
10.1	Financial Lease Payables		-	-	-	-	-	-
10.2	Operational Lease Payables		-	-	-	-	-	-
10.3	Other		-	-	-	-	-	-
10.4	Deferred Financial Lease Expenses (-)		-	-	-	-	-	-
XI.	**HEDGING DERIVATIVE FINANCIAL LIABILITIES**		-	-	-	-	-	-
11.1	Fair Value Hedge		-	-	-	-	-	-
11.2	Cash Flow Hedge		-	-	-	-	-	-
11.3	Foreign Net Investment Hedge		-	-	-	-	-	-
XII.	**PROVISIONS**	(II-e)	**387.762**	**99.176**	**486.938**	**358.323**	**15.972**	**374.295**
12.1	General Loan Loss Provision		161.066	93.494	254.560	181.240	12.138	193.378
12.2	Restructuring Provisions		-	-	-	-	-	-
12.3	Reserve for Employee Rights		60.984	-	60.984	55.051	-	55.051
12.4	Insurance Technical Provisions (Net)		-	-	-	-	-	-
12.5	Other Provisions		165.712	5.682	171.394	122.032	3.834	125.866
XIII.	**TAX LIABILITY**	(II-f)	**251.421**	**49.647**	**301.068**	**201.222**	**47.707**	**248.929**
13.1	Current Tax Liability		251.421	10.012	261.433	200.392	4.788	205.180
13.2	Deferred Tax Liability		-	39.635	39.635	830	42.919	43.749
XIV.	**PAYABLES FOR ASSET HELD FOR RESALE**		-	-	-	-	-	-
XV.	**SUBORDINATED LOANS**		-	-	-	-	-	-
XVI.	**SHAREHOLDERS' EQUITY**	(II-g)	**10.171.196**	**(16.418)**	**10.154.778**	**7.167.159**	**17.427**	**7.184.586**
16.1	Paid-in capital		3.000.000	-	3.000.000	2.200.000	-	2.200.000
16.2	Capital Reserves		3.749.554	(16.418)	3.733.136	2.055.460	17.427	2.072.887
16.2.1	Share Premium		1.700.000	-	1.700.000	-	-	-
16.2.2	Share Cancellation Profits		-	-	-	-	-	-
16.2.3	Marketable Securities Value Increase Fund	(II-h)	143.662	(16.418)	127.244	(146.435)	17.427	(129.008)
16.2.4	Revaluation of Property and Equipment		-	-	-	-	-	-
16.2.5	Revaluation of Intangible Fixed Assets		-	-	-	-	-	-
16.2.6	Bonus Shares Obtained from Investments in Associates, Subsidiaries and Joint Ventures		-	-	-	-	-	-
16.2.7	Hedging Funds (Effective portion)		-	-	-	-	-	-
16.2.8	Value Increase of Assets Held for Resale		-	-	-	-	-	-
16.2.9	Other Capital Reserves		1.905.892	-	1.905.892	2.201.895	-	2.201.895
16.3	Profit Reserves		1.821.726	-	1.821.726	1.223.505	-	1.223.505
16.3.1	Legal Reserves		526.433	-	526.433	382.801	-	382.801
16.3.2	Status Reserves		-	-	-	-	-	-
16.3.3	Extraordinary Reserves		1.310.787	-	1.310.787	816.263	-	816.263
16.3.4	Other Profit Reserves		(15.494)	-	(15.494)	24.441	-	24.441
16.4	Income or (Loss)		1.599.678	-	1.599.678	1.586.124	-	1.586.124
16.4.1	Prior Years' Income or (Loss)		(16.524)	-	(16.524)	5.979	-	5.979
16.4.2	Current Year Income or (Loss)		1.616.202	-	1.616.202	1.580.145	-	1.580.145
16.5	Minority Interest		238	-	238	102.070	-	102.070
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**39.494.632**	**28.405.590**	**67.900.222**	**33.124.029**	**27.196.122**	**60.320.151**

The accompanying explanations and notes form an integral part of these financial statements.

AKBANK T.A.Ş.

II- CONSOLIDATED INCOME STATEMENTS FOR THE NINE-MONTH AND THREE-MONTH PERIODS ENDED 30 SEPTEMBER 2007 AND 30 SEPTEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira (YTL)).

	INCOME AND EXPENSE ITEMS	Note (Section Five)	CURRENT PERIOD (01/01-30/09/2007)	PRIOR PERIOD (01/01-30/09/2006)	CURRENT PERIOD (01/07-30/09/2007)	PRIOR PERIOD (01/07-30/09/2006)
I.	**INTEREST INCOME**	(III-a)	**6.380.198**	**4.908.600**	**2.265.328**	**1.866.558**
1.1	Interest on loans	(III-a-1)	3.856.423	2.841.902	1.377.396	1.050.814
1.2	Interest Received from Reserve Requirements		142.648	104.721	52.914	45.683
1.3	Interest Received from Banks	(III-a-2)	102.800	79.598	31.616	38.604
1.4	Interest Received from Money Market Transactions		13.927	19.084	2.836	8.071
1.5	Interest Received from Marketable Securities Portfolio	(III-a-3)	2.190.856	1.823.701	776.181	706.853
1.5.1	Trading Financial Assets		329.817	382.009	69.297	181.876
1.5.2	Financial Assets at Fair Value Through Profit or (loss)		-	-	-	-
1.5.3	Available-for-sale Financial Assets		1.861.039	1.407.281	706.884	522.755
1.5.4	Held to maturity Investments		-	34.411	-	2.222
1.6	Financial Lease Income		53.071	32.578	19.672	13.253
1.7	Other Interest Income		20.473	7.016	4.713	3.280
II.	**INTEREST EXPENSE**	(III-b)	**3.992.817**	**2.956.255**	**1.467.102**	**1.200.497**
2.1	Interest on Deposits	(III-b-3)	3.001.831	2.295.345	1.092.285	918.958
2.3	Interest on Funds Borrowed	(III-b-1)	414.393	362.202	147.036	136.400
2.4	Interest Expense on Money Market Transactions		561.348	296.604	219.831	144.694
2.5	Interest on Securities Issued		-	-	-	-
2.6	Other Interest Expenses		15.245	2.104	7.950	445
III.	**NET INTEREST INCOME (I + II)**		**2.387.381**	**1.952.345**	**798.226**	**666.061**
IV.	**NET FEES AND COMMISSIONS INCOME**		**753.612**	**613.185**	**248.793**	**201.466**
4.1	Fees and Commissions Received		941.247	785.504	316.443	266.755
4.1.1	Cash Loans		56.338	62.050	19.730	19.510
4.1.2	Non-cash Loans		34.830	31.321	11.470	10.856
4.1.3	Other		850.079	692.133	285.243	236.389
4.2	Fees and Commissions Paid		187.635	172.319	67.650	65.289
4.2.1	Cash Loans		21.443	27.860	6.694	9.625
4.2.2	Non-cash Loens		96	730	8	176
4.2.3	Other		166.096	143.729	60.948	55.488
V.	**DIVIDEND INCOME**		**11.434**	**9.147**	**234**	-
VI.	**TRADING INCOME/(LOSS) (Net)**	(III-c)	**124.254**	**58.305**	**55.755**	**35.151**
6.1	Trading Gains / (Losses) on Securities		4.372	129.647	26.010	13.244
6.2	Foreign Exchange Gains / (Losses)		119.882	(71.342)	29.745	21.907
VII.	**OTHER OPERATING INCOME**	(III-d)	**475.605**	**322.180**	**45.576**	**38.136**
VIII.	**TOTAL OPERATING INCOME (III+IV+V+VI+VII)**		**3.752.286**	**2.955.162**	**1.148.584**	**940.814**
IX.	**PROVISION FOR LOAN LOSSES AND OTHER RECEIVABLES (-)**	(III-e)	**504.689**	**303.597**	**173.174**	**100.177**
X.	**OTHER OPERATING EXPENSES (-)**	(III-f)	**1.282.450**	**1.139.059**	**453.640**	**397.279**
XI.	**NET OPERATING INCOME/(LOSS) (VIII-IX-X)**		**1.965.147**	**1.512.506**	**521.770**	**443.358**
XII.	**EXCESS AMOUNT RECORDED AS INCOME AFTER MERGER**		-	-	-	-
XIII.	**INCOME/(LOSS) FROM INVESTMENTS IN SUBSIDIARIES CONSOLIDATED BASED ON EQUITY METHOD**		-	-	-	-
XIV.	**INCOME/(LOSS) ON NET MONETARY POSITION**		-	-	-	-
XV.	**INCOME/(LOSS) BEFORE INCOME TAXES (XI+XII+XIII+XIV+XV)**		**1.965.147**	**1.512.506**	**521.770**	**443.358**
XVI.	**PROVISION FOR INCOME TAXES (±)**	(III-h)	**349.176**	**265.272**	**105.013**	**90.594**
16.1	Current Tax Provision		364.055	297.269	109.107	102.078
16.2	Deferred Tax Provision		(14.879)	(31.997)	(4.094)	(11.484)
XVII.	**OPERATING INCOME/(LOSS) AFTER TAXES**		**1.615.971**	**1.247.234**	**416.757**	**352.764**
17.1	Discontinued Operations		-	-	-	-
17.2	Other		1.615.971	1.247.234	416.757	352.764
XVIII.	**NET INCOME/(LOSS) (XV+XVI)**		**1.615.971**	**1.247.234**	**416.757**	**352.764**
18.1	**Income/(Loss) from the Group**		**1.616.202**	**1.244.686**	**415.027**	**351.768**
18.2	Income/(Loss) from Minority Interest	(III-g)	(231)	2.548	1.730	996
	Earnings/(Loss) per share (in YTL full)		0,00539	0,00453	0,00138	0,00128

The accompanying explanations and notes form an integral part of these financial statements.

III. CONSOLIDATED OFF-BALANCE SHEET COMMITMENTS AT 30 SEPTEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira (YTL)).

		Note (Section Five)	CURRENT PERIOD (30/09/2007)			PRIOR PERIOD (31/12/2006)		
			YTL	FC	Total	YTL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS (I+II+III)			17.523.051	10.141.967	27.665.018	11.689.190	13.697.734	25.386.924
I.	GUARANTEES AND WARRANTIES	(IV-a-2, 3)	2.376.998	1.966.718	4.343.716	2.108.369	1.820.575	3.928.944
1.1.	Letters of Guarantee		2.334.650	1.081.881	3.416.531	2.065.260	931.754	2.997.014
1.1.1.	Guarantees Subject to State Tender Law		233.153	133.672	366.825	265.749	112.395	378.144
1.1.2.	Guarantees Given for Foreign Trade Operations		-	217.910	217.910	-	334.340	334.340
1.1.3.	Other Letters of Guarantee		2.101.497	730.299	2.831.796	1.799.511	485.019	2.284.530
1.2.	Bank Acceptances		15	50.984	50.999	15	60.799	60.814
1.2.1.	Import Letter of Acceptance		15	50.984	50.999	15	60.799	60.814
1.2.2.	Other Bank Acceptances		-	-	-	-	-	-
1.3.	Letters of Credit		16	809.417	809.433	162	779.139	779.301
1.3.1.	Documentary Letters of Credit		16	720.974	720.990	162	712.626	712.788
1.3.2.	Other Letters of Credit		-	88.443	88.443	-	66.513	66.513
1.4.	Prefinancing Given as Guarantee		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of the Republic of Turkey		-	-	-	-	-	-
1.5.2.	Other Endorsements		-	-	-	-	-	-
1.6.	Securities Issue Purchase Guarantees		-	-	-	-	-	-
1.7.	Factoring Guarantees		-	-	-	-	-	-
1.8.	Other Guarantees		22.038	9.802	31.840	25.882	38.475	64.357
1.9.	Other Collaterals		20.279	14.634	34.913	17.050	10.408	27.458
II.	COMMITMENTS	(IV-a-1)	10.373.897	468.544	10.842.441	6.972.321	586.075	7.558.396
2.1.	Irrevocable Commitments		10.373.897	468.544	10.842.441	6.972.321	586.075	7.558.396
2.1.1.	Asset Purchase Commitments		184.060	425.746	609.806	34.255	279.474	313.729
2.1.2.	Deposit Purchase and Sales Commitments		-	-	-	-	-	-
2.1.3.	Share Capital Commitments to Associates and Subsidiaries		-	-	-	-	-	-
2.1.4.	Loan Granting Commitments		2.663.478	13.154	2.676.632	-	-	-
2.1.5.	Securities Issue Brokerage Commitments		-	-	-	-	-	-
2.1.6.	Commitments for Reserve Deposit Requirements		-	-	-	-	-	-
2.1.7.	Commitments for Cheques		1.798.059	-	1.798.059	1.599.262	-	1.599.262
2.1.8.	Tax and Fund Liabilities from Export Commitments		-	-	-	-	-	-
2.1.9.	Commitments for Credit Card Limits		5.643.281	-	5.643.281	5.233.690	271.785	5.505.475
2.1.10.	Receivables from Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.11.	Payables for Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.12.	Other Irrevocable Commitments		85.019	29.644	114.663	105.114	34.816	139.930
2.2.	Revocable Commitments		-	-	-	-	-	-
2.2.1.	Revocable Loan Granting Commitments		-	-	-	-	-	-
2.2.2.	Other Revocable Commitments		-	-	-	-	-	-
III.	DERIVATIVE FINANCIAL INSTRUMENTS		4.772.156	7.706.705	12.478.861	2.608.500	11.291.084	13.899.584
3.1	Hedging Derivative Financial Instruments		-	-	-	-	-	-
3.1.1	Transactions for Fair Value Hedge		-	-	-	-	-	-
3.1.2	Transactions for Cash Flow Hedge		-	-	-	-	-	-
3.1.3	Transactions for Foreign Net Investment Hedge		-	-	-	-	-	-
3.2	Trading Transactions		4.772.156	7.706.705	12.478.861	2.608.500	11.291.084	13.899.584
3.2.1	Forward Foreign Currency Buy/Sell Transactions		150.963	274.041	425.004	302.672	1.167.020	1.469.692
3.2.1.1	Forward Foreign Currency Transactions-Buy		89.607	132.260	221.867	131.215	580.816	712.031
3.2.1.2	Forward Foreign Currency Transactions-Sell		61.356	141.781	203.137	171.457	586.204	757.661
3.2.2	Swap Transactions Related to Foreign Currency and Interest Rates		3.996.566	6.894.716	10.891.282	2.101.000	9.898.653	11.999.653
3.2.2.1	Foreign Currency Swap-Buy		39.263	2.095.760	2.135.023	-	3.191.546	3.191.546
3.2.2.2	Foreign Currency Swap-Sell		27.303	2.065.520	2.092.823	1.000	3.179.723	3.180.723
3.2.2.3	Interest Rate Swap-Buy		1.965.000	1.366.718	3.331.718	1.050.000	1.763.692	2.813.692
3.2.2.4	Interest Rate Swap-Sell		1.965.000	1.366.718	3.331.718	1.050.000	1.763.692	2.813.692
3.2.3	Foreign Currency, Interest rate and Securities Options		537.297	471.054	1.008.351	135.952	189.349	325.301
3.2.3.1	Foreign Currency Options-Buy		297.527	218.218	515.745	68.774	93.948	162.722
3.2.3.2	Foreign Currency Options-Sell		239.770	252.836	492.606	67.178	95.401	162.579
3.2.3.3	Interest Rate Options-Buy		-	-	-	-	-	-
3.2.3.4	Interest Rate Options-Sell		-	-	-	-	-	-
3.2.3.5	Securities Options-Buy		-	-	-	-	-	-
3.2.3.6	Securities Options-Sell		-	-	-	-	-	-
3.2.4	Foreign Currency Futures		64.619	61.231	125.850	37.951	36.062	74.013
3.2.4.1	Foreign Currency Futures-Buy		64.612	7	64.619	37.951	-	37.951
3.2.4.2	Foreign Currency Futures-Sell		7	61.224	61.231	-	36.062	36.062
3.2.5	Interest Rate Futures		-	-	-	-	-	-
3.2.5.1	Interest Rate Futures-Buy		-	-	-	-	-	-
3.2.5.2	Interest Rate Futures-Sell		-	-	-	-	-	-
3.2.6	Other		22.711	5.663	28.374	30.925	-	30.925
B. CUSTODY AND PLEDGES RECEIVED (IV+V+VI)			49.145.407	7.681.637	56.827.044	37.227.920	7.628.902	44.856.822
IV.	ITEMS HELD IN CUSTODY		17.043.194	1.874.392	18.917.586	16.642.279	2.174.440	18.816.719
4.1.	Customer Fund and Portfolio Balances		-	-	-	-	-	-
4.2.	Investment Securities Held in Custody		12.546.632	693.552	13.240.184	12.668.862	888.595	13.557.457
4.3.	Cheques Received for Collection		2.029.271	22.200	2.051.471	1.649.016	28.667	1.677.683
4.4.	Commercial Notes Received for Collection		1.007.451	457.977	1.465.428	858.797	472.319	1.331.116
4.5.	Other Assets Received for Collection		-	205	205	-	241	241
4.6.	Assets Received for Public Offering		-	24.153	24.153	-	-	-
4.7.	Other Items Under Custody		1.459.840	675.557	2.135.397	1.465.604	783.329	2.248.933
4.8.	Custodians		-	748	748	-	1.289	1.289
V.	PLEDGES RECEIVED		29.898.692	5.749.209	35.647.901	18.275.787	5.373.930	23.649.717
5.1.	Marketable Securities		1.752.233	156.279	1.908.512	1.283.227	1.265.985	2.549.212
5.2.	Guarantee Notes		975.292	110.075	1.085.367	915.954	144.071	1.060.025
5.3.	Commodity		121	64.463	64.584	394	75.689	76.083
5.4.	Warranty		-	-	-	-	-	-
5.5.	Immovable		15.460.057	4.041.904	19.501.961	8.482.761	2.642.335	11.125.096
5.6.	Other Pledged Items		11.710.989	1.376.488	13.087.477	7.593.451	1.245.850	8.839.301
5.7.	Pledged Items-Depository		-	-	-	-	-	-
VI.	ACCEPTED INDEPENDENT GUARANTEES AND WARRANTEES		2.203.521	58.036	2.261.557	2.309.854	80.532	2.390.386
	TOTAL OFF-BALANCE SHEET COMMITMENTS (A+B)		66.668.458	17.823.604	84.492.062	48.917.110	21.326.636	70.243.746

The accompanying explanations and notes form an integral part of these financial statements.

AKBANK T.A.Ş.

IV. CONSOLIDATED STATEMENTS OF CHANGES IN THE SHAREHOLDERS' EQUITY FOR THE PERIODS ENDED 30 SEPTEMBER 2007 AND 30 SEPTEMBER 2006
(Amounts are expressed in thousands of New Turkish Lira (YTL))

	Note (Section Five)	Paid-in Capital	Adjustment to Share Capital(*)	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Income (Loss)	Prior Period Net Income (Loss)	Revaluation Fund	Revaluation Differences	Marketable Securities Value Increase Fund	Total Equity Except from Minority Interest	Minority Interest	Total Shareholders' Equity
PRIOR PERIOD (30/09/2006)																	
I. Period Opening Balance		1 800.005	2.401.893	-	-	259.712	-	197.302	(25.805)	1.489.668	(1.191)	-	-	272.202	6.393.786	112.218	6.506.004
II. Changes in Accounting Policies according to TAS 8		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.1 Effects of errors		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2 Effects of the Changes in Accounting Policies		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III. New Balance (I+II)		1 800.005	2.401.893	-	-	259.712	-	197.302	(25.805)	1.489.668	(1.191)	-	-	272.202	6.393.786	112.218	6.506.004
Changes in the period																	
IV. Increase/Decrease due to the Merger		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
V. Available-for-sale Investments		-	-	-	-	-	-	-	-	-	-	-	-	(553.418)	(553.418)	-	(553.418)
VI. Hedging transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.1 Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2 Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII. Foreign Currency Differences		-	-	-	-	-	-	-	66.670	-	-	-	-	-	66.670	15.565	82.235
VIII. From Real Estate and Investments to Associates Sales		-	-	-	-	-	-	(117.516)	-	-	-	117.516	-	-	-	(12.531)	(12.531)
Transferred Amounts																	
IX. Available-for-sale Investments		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X. Hedging transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.1 Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.2 Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI. Net Current Period Income/(Loss)		-	-	-	-	-	-	-	-	1.244.686	-	-	-	-	1.244.686	2.548	1.247.234
XII. Profit Distribution		-	-	-	-	123.089	-	818.958	-	(1.489.668)	7.170	-	-	-	(540.451)	(16.027)	(556.478)
12.1 Dividends Paid		-	-	-	-	-	-	-	-	(540.451)	-	-	-	-	(540.451)	(16.027)	(556.478)
12.2 Transfers to Reserves		-	-	-	-	123.089	-	818.958	-	(949.217)	7.170	-	-	-	-	-	-
12.3 Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII. Capital Increase		399.995	(199.998)	-	-	-	-	(82.481)	-	-	-	(117.516)	-	-	-	-	-
13.1 Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13.2 Value increase due to revaluation of property and equipment		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13.3 Investments in associates, subsidiaries and joint ventures bonus shares obtained		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13.4 Marketable securities value increase fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13.5 Adjustment to share capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13.6 Share Premium		399.995	(199.998)	-	-	-	-	(82.481)	-	-	-	(117.516)	-	-	-	-	-
13.7 Foreign Currency Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13.8 Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV. Changes due to the disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV. Changes due to the reclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI. Primary subordinated borrowings		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII. Secondary subordinated borrowings		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVIII. Effects of changes in equity of investments in associates		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Period End Balance (III to XVIII)		2.200.000	2.201.895	-	-	382.801	-	816.263	40.865	1.244.686	5.979	-	-	(281.216)	6.611.273	101.773	6.713.046
CURRENT PERIOD (30/09/2007)																	
I. Prior Period End Balance		2.200.000	2.201.895	-	-	382.801	-	816.263	24.441	1.580.145	5.979	-	-	(129.008)	7.082.516	102.070	7.184.586
Changes in the period																	
II. Increase/Decrease due to the Merger		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III. Investments in Associates, Subsidiaries and Available-for-Sale Investments	(II-h)	-	-	-	-	-	-	-	-	-	-	-	-	256.252	256.252	-	256.252
IV. Hedging transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.1 Cash flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.2 Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
V. Foreign Currency Differences		-	-	-	-	-	-	-	(39.935)	-	-	-	-	-	(39.935)	-	(39.935)
Transferred Amounts																	
VI. Available-for-Sale Investments		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII. Hedging from risky transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
7.1 Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
7.2 Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII. Net Current Period Income		-	-	-	-	-	-	-	-	1.616.202	-	-	-	-	1.616.202	(231)	1.615.971
IX. Profit Distribution		-	-	-	-	143.632	-	790.526	-	(1.580.145)	(22.503)	7.995	-	-	(660.495)	(2.462)	(662.957)
9.1 Dividends Paid		-	-	-	-	-	-	-	-	(660.495)	-	-	-	-	(660.495)	(2.462)	(662.957)
9.2 Transfers to Reserves		-	-	-	-	143.632	-	790.526	-	(919.650)	(22.503)	7.995	-	-	-	-	-
9.3 Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X. Capital Increase		800.000	(296.003)	1.700.000	-	-	-	(296.002)	-	-	-	(7.995)	-	-	1.900.000	-	1.900.000
10.1 Cash		200.000	-	-	-	-	-	-	-	-	-	-	-	-	200.000	-	200.000
10.2 Value increase due to revaluation of the Plant and Equipment		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.3 Investments in associates, subsidiaries and joint ventures bonus shares obtained		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.4 Marketable securities value increase fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.5 Adjustment to share capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.6 Share Premium		600.000	(296.003)	1.700.000	-	-	-	(296.002)	-	-	-	(7.995)	-	-	1.700.000	-	1.700.000
10.7 Foreign Currency Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.8 Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI. Changes due to the disposal of assets	(I-h)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(99.139)	(99.139)
XII. Changes due to the reclassification of the assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII. Primary subordinated borrowings		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV. Secondary subordinated borrowings		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV. Effects of changes in equity of investments in associates		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Period End Balance (I to XV)		3.000.000	1.905.892	1.700.000	-	526.433	-	1.310.787	(15.494)	1.616.202	(16.524)	-	-	127.244	10.154.540	238	10.154.778

(*) The amounts for the current period under "Adjustment to Share Capital" column are presented under "Other Capital Reserves" in the financial statements.

The accompanying explanations and notes form an integral part of these financial statements.

V. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIODS ENDED 30 SEPTEMBER 2007 AND 30 SEPTEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira (YTL)).

		Note (Section Five)	CURRENT PERIOD (30/09/2007)	PRIOR PERIOD (30/09/2006)
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	Operating Profit before changes in operating assets and liabilities		2.527.011	1.929.366
1.1.1	Interest received		6.611.833	5.113.483
1.1.2	Interest paid		(3.941.279)	(2.966.701)
1.1.3	Dividend received		11.434	9.147
1.1.4	Fees and commissions received		941.247	785.504
1.1.5	Other income		4.372	129.647
1.1.6	Collections from previously written-off loans and other receivables		257.650	127.819
1.1.7	Payments to personnel and service suppliers		(478.701)	(430.498)
1.1.8	Taxes paid		(396.705)	(356.912)
1.1.9	Other		(482.840)	(482.123)
1.2	Changes in operating assets and liabilities		127.056	(2.329.565)
1.2.1	Net decrease in trading securities		1.553.355	(363.635)
1.2.2	Net (increase) / decrease in fair value through profit/(loss) financial assets		-	-
1.2.3	Net increase / (decrease) in due from banks and other financial institutions		523.179	846.517
1.2.4	Net (increase) / decrease in loans		(6.043.414)	(7.206.937)
1.2.5	Net (increase) / decrease in other assets		(217.822)	(124.933)
1.2.6	Net increase / (decrease) in bank deposits		(443.339)	(1.385.849)
1.2.7	Net increase / (decrease) in other deposits		5.988.607	7.204.407
1.2.8	Net increase / (decrease) in funds borrowed		(1.581.674)	(1.325.026)
1.2.9	Net increase / (decrease) in payables		-	-
1.2.10	Net increase / (decrease) in other liabilities		348.164	25.891
I.	Net cash provided from banking operations		2.654.067	(400.199)
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	Net cash provided from investing activities		(5.751.251)	531.328
2.1	Cash paid for acquisition of investments, associates and subsidiaries		(4.856)	(369.372)
2.2	Cash obtained from disposal of investments, associates and subsidiaries		-	125.151
2.3	Purchases of property and equipment		(78.407)	(104.629)
2.4	Disposals of property and equipments		5.530	23.902
2.5	Cash paid for purchase of investments available-for-sale		(5.673.518)	-
2.6	Cash obtained from sale of investments available-for-sale		-	242.249
2.7	Cash paid for purchase of investment securities		-	-
2.8	Cash obtained from sale of investment securities		-	614.027
2.9	Other		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	Net cash provided from financing activities		1.239.505	(540.451)
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Issued capital instruments		-	-
3.4	Dividends paid		(560.495)	(540.451)
3.5	Payments for finance leases		-	-
3.6	Other		1.900.000	-
IV.	Effect of change in foreign exchange rate on cash and cash equivalents		-	-
V.	Net increase in cash and cash equivalents (I+II+III+IV)		(1.857.679)	(409.322)
VI.	Cash and cash equivalents at beginning of the year	(V-a)	4.622.695	3.727.704
VII.	Cash and cash equivalents at end of the year	(V-a)	2.765.016	3.318.382

The accompanying explanations and notes form an integral part of these financial statements.

SECTION THREE

ACCOUNTING POLICIES

I. EXPLANATIONS ON BASIS OF PRESENTATION

a. The preparation of the consolidated financial statements and related notes and explanations in accordance with the Turkish Accounting Standards and Regulation on the Principles and Procedures Regarding Banks' Accounting Application and Keeping Documents:

The consolidated financial statements have been prepared in accordance with the "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published in the Official Gazette No.26333 dated 1 November 2006, which refers to "Turkish Accounting Standards" ("TAS") and "Turkish Financial Reporting Standards" ("TFRS") issued by the "Turkish Accounting Standards Board" ("TASB") and additional explanations and notes related to them and other decrees, notes and explanations related to accounting and financial reporting principles (all "Turkish Accounting Standards" or "TAS") published by the Banking Regulation and Supervision Agency ("BRSA"). The Bank maintains its books in New Turkish Lira in accordance with the Banking Act, Turkish Commercial Code and Turkish tax legislation.

The consolidated financial statements have been prepared in YTL, under the historical cost convention except for the financial assets and liabilities carried at fair value.

The preparation of consolidated financial statements in conformity with TAS requires the use of certain critical accounting estimates by the Bank management to exercise its judgment on the assets and liabilities of the balance sheet and contingent issues as of the balance sheet date. These estimates are being reviewed regularly and, when necessary, suitable corrections are made and the effects of these corrections are reflected to the income statement.

b. Explanation for convenience translation into English:

The differences between accounting principles, as described in these preceding paragraphs and accounting principles generally accepted in countries in which consolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS"), have not been quantified in these consolidated financial statements. Accordingly, these consolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

c. Explanations on first-time adoption of TAS:

The Group has prepared its consolidated financial statements in accordance with TAS as of 31 December 2006 for the first time. According to the "Turkish Financial Reporting Standard Regarding the First-time Adoption of Turkish Financial Reporting Standards" ("TFRS 1"), the effects of the adoption of TAS are also reflected to the comparatives of these consolidated financial statements as of 30 September 2007 to the consolidated financial statements as of 30 September 2006.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS ON BASIS OF PRESENTATION (CONTINUED)

1. Reconciliation of the net income reported under the previous accounting principles in the financial statements to profit under TAS for the same period:

	30 September 2006
Net Income Reported Before the Adoption of TAS	1.202.758
Reserve for Employee Rights	*252*
Financial Assets Valuation Differences	*(16.547)*
Immovable and Investment Sale Profits	*123.306*
Foreign Currency Differences of Foreign Investment in Associates and Subsidiaries	*(66.739)*
Deferred Tax Effect	*1.656*
Total Effect on Profit Before the Adoption of TAS	41.928
Net Income After the Adoption of TAS	1.244.686

2. Reconciliation of consolidated shareholders' equity reported under previous accounting principles to consolidated shareholders' equity under TAS:

	31 December 2005
Shareholders' Equity Before the Adoption of TAS	6.501.774
Reserve for Employee Rights	*(36.360)*
Financial Assets at Fair Value Through Profit or Loss Valuation Differences	*33.105*
Available-for-Sale Financial Assets Valuation Differences	*24.881*
Deferred Tax Effect	*(17.396)*
Total Effect on Shareholders' Equity Before the Adoption of TAS	4.230
Shareholders' Equity After TAS	6.506.004

3. No significant changes in the cash flow statements have been reported in the consolidated financial statements for the period ended 30 September 2006 prepared in accordance with TAS.

d. Accounting policies and valuation principles applied in the presentation of consolidated financial statements:

The accounting policies and valuation principles applied in the preparation of consolidated financial statements are determined and applied in accordance with TAS. These accounting policies and valuation principles are explained in Notes II to XXVIII below.

I. EXPLANATIONS ON BASIS OF PRESENTATION (CONTINUED)

e. Items subject to different accounting policies in the preparation of consolidated financial statements:

There are no items subject to different accounting policies in the preparation of these consolidated financial statements.

II. EXPLANATIONS ON STRATEGY OF USING FINANCIAL INSTRUMENTS AND EXPLANATIONS IN FOREIGN CURRENCY TRANSACTIONS:

The Group's core business activities include retail banking, commercial banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (Treasury transactions) and international banking services. The Group performs financial leasing transactions through Ak Finansal Kiralama A.Ş.. By nature the Group's activities are principally related to the use of financial instruments. As the main funding source, the Group accepts deposits from customers for various periods and invests these funds in high quality assets with high interest margins. Other than deposits, the Group's most important funding sources are equity, mostly intermediate and long-term borrowings from foreign financial institutions. The Group follows an asset-liability management strategy that mitigates risk and increases earnings by balancing the funds borrowed and the investments in various financial assets. The main objective of asset-liability management is to limit the Group's exposure to liquidity risk, interest rate risk, currency risk and credit risk while increasing profitability and strengthening the Group's equity. The Asset-Liabilities Committee ("ALCO") manages the assets and liabilities within the trading limits on the level of exposure placed by the Executive Risk Committee ("ERC").

For covering foreign currency exposures arising from the foreign currency transactions, the Group uses derivatives and asset-liability balancing transactions.

Foreign currency denominated monetary assets and liabilities are translated with the exchange rates prevailing at the balance sheet date. Gains and losses arising from such transactions are recognized in the income statement under the account of "Net foreign exchange income/expense". Assets and liabilities of foreign subsidiaries are translated into Turkish lira using the foreign exchange rates prevailing at the balance sheet date, income and expenses of foreign subsidiaries are translated into Turkish lira at the average exchange rates and all resulting exchange differences are accounted in the shareholders' equity under "Other profit reserves".

As at 30 September 2007, foreign currency denominated balances are translated into Turkish lira using the exchange rates of YTL1,2048, YTL1,7085 and YTL1,0449 for USD, EUR and Yen, respectively.

III. EXPLANATIONS ON INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES:

Consolidated financial statements are prepared in accordance with the "Turkish Accounting Standard for Consolidated and Separate Financial Statements" ("TAS 27").

Consolidation principles for subsidiaries:

Subsidiaries are entities controlled directly or indirectly by the Bank.

Subsidiaries are consolidated using the full consolidation method on the grounds of materiality principle considering their operations, asset and equity sizes. Financial statements of related subsidiaries are consolidated from the date when the control is transferred to the Bank.

Control means, directly or indirectly, holding the majority of the capital of an enterprise or although not having this majority, by holding privileged shares; or based on agreements made with other shareholders, holding the majority of the voting power or somehow having the power of dismissal or appointment of the majority of the members of the board of directors.

In the full consolidation method, 100% of subsidiaries' assets, liabilities, income, expense and off-balance sheet items are combined with the Parent Bank's assets, liabilities, income, expense and off-balance sheet items. The carrying amount of the Group's investment in each subsidiary and the Group's portion of the cost value of the capital of each subsidiary are eliminated. Intragroup balances and intragroup transactions and resulting unrealized profits and losses are eliminated. Minority interests in the net income of consolidated subsidiaries are identified and adjusted against the income of the Group in order to arrive at the net income attributable to the Group. Minority interests are presented in the consolidated balance sheet, in the shareholder's equity. Minority interests are presented separately in the Group's income.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Consolidation principles for investments in associates:

Associates are entities in which the Parent Bank has equity investments, and has a significant influence even without the power to govern the financial and operating policies. Associates are consolidated with the equity method on the grounds of the materiality principle.

Significant influence represents the power to participate in the financial and operating policies of the investee. Unless the opposite is demonstrated, if the Parent Bank holds 10% or more of the voting power of the investee, it is presumed that the Parent Bank has a significant influence on this investee.

The equity method is a method of accounting whereby the investment is recorded at cost and adjusted thereafter for the post acquisition change in the investor's share of net assets of the investee. The income statement reflects the investor's share of the results of operations of the investee.

Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS ON INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES (CONTINUED):

The Parent Bank and its subsidiaries, Ak Yatırım Menkul Değerler A.Ş., Akbank N.V., Ak Finansal Kiralama A.Ş. and Sabancı Bank plc., which is in the liquidation process and included in consolidation for the period between 1 January and 6 September 2007, together with Ak Receivables Corporation and A.R.T.S. Ltd., which are not subsidiaries of the Bank, but over the Bank has 100% control power due to the reason that these companies are "Special Purpose Entities", have been included in the scope of consolidation. The Parent Bank together with its consolidated subsidiaries are referred to as the "Group" in these consolidated financial statements.

Ak Yatırım Menkul Değerler A.Ş. was established on 11 December 1996 to trade in capital markets in accordance with Capital Market Law. This company is delivering intermediary services in capital markets, discretionary portfolio management, derivative transactions, repurchase and reverse repurchase agreements with authorizations given by the Capital Markets Board for each transaction.

Ak Finansal Kiralama A.Ş. was established in 1988 for leasing operations and all kinds of agreements and transactions related to these operations.

Akbank N.V. was established in 2000 for banking operations in the Netherlands.

The Bank's Frankfurt Branch was established on 5 April 1998 for banking operations abroad. As of 1 September 2006, the Frankfurt Branch has been converted to a 100% subsidiary of the Bank. As of 31 May 2007, shares of Akbank AG were transferred to Akbank N.V resident in the Netherlands, which is 100% subsidiary of the Parent Bank, through capital in kind.

Sabanci Bank plc., based in London was established in 1983 with the purpose of engaging in banking activities abroad, and as explained in Note I.h-2 of Section Five, all its assets and liabilities related to banking transactions were transferred to the London Branch of Akbank N.V., the Bank's subsidiary in the Netherlands, as of 6 September 2007. The income statement of Sabanci Bank plc. has been included in the Bank's consolidated financial statements between 1 January and 6 September 2007. Following the transfer of all its assets and liabilities, Sabanci Bank plc., was renamed as Finsbury Pavement Limited. The liquidation procedures of the related institution are ongoing.

Ak Receivables Corporation and A.R.T.S Ltd. are "Special Purpose Entities" established in July 1998 and November 1999, respectively, in connection with raising long-term financing.

IV. EXPLANATIONS ON FORWARD TRANSACTIONS AND DERIVATIVE INSTRUMENTS:

The major derivative instruments utilized by the Group are currency and interest rate swaps, currency options and currency forwards.

The Group classifies its derivative instruments as "Held-for-hedging" or "Held-for-trading" in accordance with "Turkish Accounting Standard for Financial Instruments: Recognition and Measurement"("TAS 39"). Certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, are treated as derivatives "Held-for-trading".

Payables and receivables arising from the derivative instruments are followed in the off-balance sheet accounts at their contractual values.

IV. EXPLANATIONS ON FORWARD TRANSACTIONS AND DERIVATIVE INSTRUMENTS (CONTINUED):

Derivative instruments are remeasured at fair value after initial recognition. If the fair value of a derivative financial instrument is positive, it is disclosed under the main account "Financial assets at fair value through profit or loss" in "Trading derivative financial instruments" and if the fair value difference is negative, it is disclosed under "Trading derivative financial liabilities". Differences in the fair value of trading derivative instruments are accounted under "trading income/loss" in the income statement. The fair values of the derivative financial instruments are calculated using quoted market prices or by using discounted cash flow models.

V. EXPLANATIONS ON INTEREST INCOME AND EXPENSE:

Interest income and expenses are recognized in the income statement on an accrual basis. The Group ceases accruing interest income on non-performing loans and any interest income accruals from such loans are reversed and no income is accounted until the collection is made according to the related regulation.

VI. EXPLANATIONS ON FEE AND COMMISSION INCOME AND EXPENSES:

All fees and commission income/expenses are recognized on an accrual basis, except for certain commission income and fees for various banking services which are recorded as income at the time of collection. Borrowing fees and commission expenses paid to other financial institutions are recognized as operational costs and recorded using the "Effective interest method". Contract based fees or fees received in return for services such as the purchase and sale of assets on behalf of a third party or legal person are recognized as income at the time of collection.

VII. EXPLANATIONS ON FINANCIAL ASSETS

The Group categorizes its financial assets as "Fair value through profit/loss", "Available-for-sale", "Loans and receivables" or "Held-to-maturity". Sale and purchase transactions of the financial assets mentioned above are recognized at the "Settlement dates". The appropriate classification of financial assets of the Bank is determined at the time of purchase by the Group management, taking into consideration the purpose of the investment.

a. Financial assets at the fair value through profit or loss:

This category has two sub categories: "Trading financial assets" and "Financial assets designated at fair value through profit/loss at initial recognition."

Trading financial assets are financial assets which were either acquired for generating a profit from short-term fluctuations in prices or dealers' margin, or are financial assets included in a portfolio in which a pattern of short-term profit making exists.

All regular way purchases and sales of trading financial assets are recognized at the settlement date, which is the date that the asset is delivered to/from the Bank. Trading financial assets are initially recognized at cost and subsequently re-measured at their fair value based on quoted bid prices or amounts derived from cash flow models. All gains and losses arising from these valuations are reflected in the income statement. Interest earned while holding trading financial assets is reported as interest income and dividends received are included separately in dividend income.

VII. EXPLANATIONS ON FINANCIAL ASSETS (CONTINUED):

Derivative financial assets are classified as trading purpose financial assets unless they are used for hedging purposes. The accounting of derivative financial assets is explained in Note IV of Section Three.

The Group has no financial assets designated as financial assets at fair value through profit or loss.

b. Financial assets available-for-sale:

Financial assets available-for-sale consists of financial assets other than "Loan and receivables", "Held-to-maturity" and "Financial assets at fair value through profit or loss".

Debt securities classified as available-for-sale financial assets are subsequently remeasured at fair value. "Unrealized gains and losses" arising from changes in the fair value of securities classified as available-for-sale are recognized in shareholders' equity as "Marketable securities value increase fund", unless there is a permanent decline in the fair values of such assets or they are disposed of. When these securities are disposed of or impaired, the related fair value differences accumulated in the shareholders' equity are transferred to the income statement.

Available-for-sale equity securities that have a quoted market price in an active market and whose fair values can be reliably measured are carried at fair value. Available-for-sale equity securities that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at cost, less provision for impairment.

c. Loan and receivables:

Financial assets that are originated by the Group by providing money, services or goods to borrowers are categorized as loans and receivables. Loans and receivables originated by the Group are carried initially at cost and subsequently recognized at the amortized cost value calculated using the "Effective yield method". The expenses incurred for the assets received as collateral are not considered as transaction costs and are recognized in the expense accounts.

If the collectibility of any receivable is identified as limited or doubtful by the management through assessments and estimates, the Group provides general and specific provisions for these loans and receivables in accordance with the "Communiqué Related to Principles and Procedures on Determining the Qualifications of Banks' Loans and Other Receivables and the Provision for These Loans and Other Receivables" published in the Official Gazette dated 1 November 2006, No.26333. Provision expenses are deducted from the net income of the period. If there is a subsequent collection from a receivable that was already provisioned in the previous years, the recovery amount is classified under "Other operating income". If a receivable is collected which is provisioned in the same year, it is deducted from the "Provisions for loan losses and other receivables". Uncollectible receivables are written-off after all the legal procedures are finalized.

VII. EXPLANATIONS ON FINANCIAL ASSETS (CONTINUED):

d. Held-to-maturity financial assets:

Held-to-maturity financial assets are assets that are not classified under "Loans and receivables" with fixed maturities and fixed or determinable payments where management has the intent and ability to hold the financial assets to maturity. Held-to-maturity financial assets are initially recognized at cost, and subsequently carried at "Amortized cost" using the "Effective yield method"; interest earned whilst holding held-to-maturity securities is reported as interest income. Interest income from held-to-maturity financial assets is reflected in the income statement.

There are no financial assets previously classified as held-to-maturity but which cannot be subject to this classification for two years due to the contradiction of classification principles.

VIII. EXPLANATIONS ON IMPAIRMENT OF FINANCIAL ASSETS:

Where the estimated recoverable amount of the financial asset, being the present value of the expected future cash flows discounted based on the "Effective yield method", or the fair value if one exists, is lower than its carrying value, then it is concluded that the asset under consideration is impaired. A provision is made for the diminution in value of the impaired financial asset and this is charged against the income for the year.

IX. EXPLANATIONS ON OFFSETTING FINANCIAL ASSETS:

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when the Group has a legally enforceable right to offset the recognized amounts and there is an intention to collect/pay the related financial assets and liabilities on a net basis, or to realize the asset and settle the liability simultaneously.

X. EXPLANATIONS ON SALES AND REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS:

Securities subject to repurchase agreements ("Repos") are classified as "Financial assets at fair value difference through profit or loss", "Available-for-sale securities" and "Held-to-maturity securities" in the balance sheet according to the investment purposes and measured according to the portfolio of the Group to which they belong. Funds obtained under repurchase agreements are accounted under "Funds provided under repurchase agreements" in liability accounts and differences between the sale and repurchase prices determined by these repurchase agreements are accrued evenly over the life of the repurchase agreement using the "Effective yield method."

Funds given against securities purchased under agreements to resell ("Reverse repos") are accounted under "Receivables from reverse repurchase agreements" in the balance sheet. The difference between the purchase and resell price determined by these repurchase agreements is accrued evenly over the life of repurchase agreements using the "Effective yield method". The Group has no securities lending transactions.

XI. EXPLANATIONS ON ASSETS HELD FOR RESALE AND DISCONTINUED OPERATIONS:

The Group has no discontinued operations.

Assets held-for-resale consist of tangible assets that were acquired due to non-performing receivables, and are accounted in the financial statements in accordance with the "Communiqué Regarding the Principles and Procedures for the Disposals of Immovables and Commodities Acquired due to Receivables and for Trading of Precious Metal" published in the Official Gazette dated 1 November 2006, No.26333.

XII. EXPLANATIONS ON GOODWILL AND OTHER INTANGIBLE ASSETS:

As of 30 September 2007 and 31 December 2006, the Group has no goodwill.

Intangible assets are measured at cost on initial recognition and any directly attributable costs of setting the asset to work for its intended use are included in the initial measurement. Subsequently, intangible assets are carried at historical costs after the deduction of accumulated depreciation and the provision for value decreases.

Intangibles are amortized over five years (their estimated useful lives) using the straight-line method. The useful life of the asset is determined by assessing the expected useful time of the asset, technical, technological and other kinds of wear and tear and all required maintenance expenses necessary to utilize the economic benefit from the asset.

XIII. EXPLANATIONS ON PROPERTY AND EQUIPMENT:

Property and equipment is measured at its cost when initially recognized and any directly attributable costs of setting the asset in working order for its intended use are included in the initial measurement. Subsequently, property and equipment is carried at cost less accumulated depreciation and provision for value decrease.

Depreciation is calculated over the cost of property and equipment using the straight-line method over estimated useful lives. The estimated useful lives are stated below:

Buildings	50 years
Machinery, furniture, fixtures and vehicles	5 years

The depreciation charge for items remaining in the property and equipment for less than an accounting period at the balance sheet date is calculated in proportion to the period the item will remain in property and equipment.

Where the carrying amount of an asset is greater than its estimated "Recoverable amount", it is written down immediately to its "Recoverable amount" and the provision for the diminution in value is charged to the income statement.

Gains and losses on the disposal of property and equipment are determined by deducting the net book value of the property and equipment from its sales revenue.

Expenditures for the repair and renewal of property and equipment are recognized as expense. The capital expenditures incurred in order to increase the capacity of the tangible asset or to increase the future benefit of the asset are capitalized on the cost of the tangible asset. Capital expenditures include the cost components that increase the useful life, or the capacity of the asset, increase the quality of the product or decrease the costs.

XIV. EXPLANATIONS ON LEASING TRANSACTIONS:

Assets acquired under finance lease agreements are capitalized at the inception of the lease at the "Lower of the fair value of the leased asset or the present value of the lease installments that are going to be paid for the leased asset". Leased assets are included in the property and equipment and depreciation is charged on a straight-line basis over the useful life of the asset. If there is any diminution in value of the leased asset, a "Provision for value decrease" is recognized. Liabilities arising from the leasing transactions are included in "Finance lease payables" in the balance sheet. Interest and foreign exchange expenses regarding lease transactions are charged to the income statement.

The Group performs financial leasing operations as a "Lessor" through Ak Finansal Kiralama A.Ş. which is a consolidated subsidiary. The asset subject to the financial leasing is presented in the balance sheet as receivable equal to the net leasing amount. Interest income is recognized over the term of the lease using the net investment method which reflects a constant periodic rate of return and the unearned portion is followed under unearned interest income account.

Transactions regarding operational agreements are accounted on an accrual basis in accordance with the terms of the related contracts.

XV. EXPLANATIONS ON PROVISIONS AND CONTINGENT LIABILITIES:

Provisions and contingent liabilities are accounted in accordance with, "Turkish Accounting Standard for Provisions, Contingent Liabilities and Contingent Assets" ("TAS 37").

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A provision for contingent liabilities arising from past events should be recognized in the same period of occurrence in accordance with the matching principle. When the amount of the obligation cannot be estimated and there is no possibility of an outflow of resources from the Group, it is considered that a "Contingent" liability exists and it is disclosed in the related notes to the financial statements.

XVI. CONTINGENT ASSETS:

Contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the entity. Contingent assets are not recognized in financial statements since this may result in the recognition of income that may never be realized. Contingent assets are disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually to ensure that developments are appropriately reflected in the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements in which the change occurs.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

XVII. EXPLANATIONS ON OBLIGATIONS RELATED TO EMPLOYEE RIGHTS:

a. Employment termination benefits and vacation rights:

Obligations related to employment termination and vacation rights are accounted for in accordance with "Turkish Accounting Standard for Employee Rights" ("TAS 19") and are classified under the "Reserve for Employee Rights" account in the balance sheet.

Under the Turkish Labor Law, the Group is required to pay a specific amount to the employees who have retired or whose employment is terminated other than the reasons specified in the Turkish Labor Law. The reserve for employment termination benefits represents the present value of the estimated total reserve for the future probable obligation of the Group arising from this liability.

b. Retirement rights:

The Bank's personnel are members of the "Akbank T.A.Ş. Personnel Pension Fund Foundation" ("Pension Fund"), established in accordance with the Social Security Law numbered 506, article No.20. The financial statements of the Pension Fund have been audited by an independent actuary in accordance with the 38th article of the Insurance Supervisory Law and the "Actuarial Regulation" based on the same article.

On 1 November 2005, temporary 23rd article paragraph 1 of the Banking Law No.5411 ("Banking Law") published in the Official Gazette No.25983 requires the transfer of the pension funds of the banks to the Social Security Institution within three years following the publication date. In accordance with the Banking Law, the actuarial calculation of the liability should be performed by a commission including representatives from various institutions. The specified liability will be paid in annual equal installments for a period not exceeding 15 years. However, the President of the Turkish Republic applied to the Constitutional Court on 2 November 2005 for the abrogation of the related article of Banking Law, and this article was abrogated with the decision no E. 2005/39, K. 2007/33 dated 22 March 2007, which was published in the Official Gazette No.26479 dated 31 March 2007, and its execution was annulled as of the publication date of the decision.

According to the technical balance sheet report prepared using the technical interest rate of 10,24% in accordance with the written decree published by the Council of Ministers in the Official Gazette dated 15 December 2006 No.26377 for the purpose of determining principles and procedures to be applied during the transfer, the "Pension Fund" has no technical or actuarial deficit as of 31 December 2006. In addition, the Bank's management envisions that the liability amount to be calculated during the probable transfer within the framework stated above will be commensurate with the assets of the Fund and will not bring any burden for the Bank.

Moreover, in accordance with the 58th and temporary 7th articles of Banking Law, it is prohibited for banks to transfer funds for closing deficits of related pension funds as of 1 January 2008.

The BRSA has issued an opinion stating that the annulment of temporary 23rd article paragraph 1 of the Banking Law, envisioning the transfer of banks' pension funds to SSI, would not change the measurement principles methods currently applied and explained above.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

XVIII. EXPLANATIONS ON TAXATION:

a. Current tax:

Turkish Tax Legislation does not permit a parent bank and its subsidiaries to file a consolidated tax return. Therefore, a provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

On 21 June 2006, "Corporate Tax Law" No.5520 ("New Tax Law") was published in the Official Gazette, No.26205. Many clauses of the New Tax Law are effective from 1 January 2006. According to the New Tax Law, the corporate tax rate is 20% beginning from 1 January 2006. Corporate tax is calculated on the total income of the Bank after adjusting for certain disallowable expenses, exempt income and other allowances. No further tax is payable unless the profit is distributed.

Dividends paid to non-resident corporations, which have a place of business in Turkey or are resident corporations, are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 15%. An increase in capital via issuing bonus shares is not considered as profit distribution and thus does not incur withholding tax.

Corporations are required to pay advance corporate tax quarterly at a rate of 20% on their corporate income. Advance tax is declared by the 14th and paid by the 17th day of the second month following each calendar quarter end. Advance tax paid by corporations which is for the current period is credited against the annual corporation tax calculated on their annual corporate income in the following year. Despite the offset, if there is temporary prepaid tax remaining, this balance can be refunded or used to offset any other financial liabilities to the government.

A 75% portion of the capital gains derived from the sale of equity investments and immovable properties held for at least two years is tax exempt, if such gains are added to paid-in capital or held in a special fund account under liability for five years.

Under the Turkish Corporate Tax Law, losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns until the 25th day of the following fourth month after the closing of the accounting year to which they relate. Tax returns are open for five years from the beginning of the year following the date of filing during which time period the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

b. Deferred tax:

The Group calculates and accounts for deferred income taxes for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in these financial statements in accordance with "Turkish Accounting Standard for Income Taxes" ("TAS 12") and the related decrees of the BRSA concerning income taxes. In the deferred tax calculation, the enacted tax rate, in accordance with the tax legislation, is used as of the balance sheet date.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

XVIII. EXPLANATIONS ON TAXATION (CONTINUED):

Deferred tax liabilities are recognized for all resulting temporary differences whereas deferred tax assets resulting from temporary differences are recognized to the extent that it is probable that future taxable profit will be available against which the deferred tax assets can be utilized.

According to TAS 12, deferred taxes and liabilities resulting from different subsidiaries subject to consolidation are not presented as net, rather they are presented separately as assets and liabilities in the financial statements.

XIX. EXPLANATIONS ON BORROWINGS:

Trading financial liabilities and derivative instruments are carried at their fair values and other financial liabilities are carried at amortized cost using the effective yield method.

XX. EXPLANATIONS ON ISSUANCE OF SHARE CERTIFICATES:

Transaction costs regarding the issuance of share certificates are at an immaterial level.

The distribution of profit for the period 1 January-31 December 2006, resolved at the General Assembly Meeting, is explained in Note VI.b of Section One.

On 9 January 2007, the Bank increased its paid-in capital by YTL200.000 (8,33% of paid-in capital), limiting the preemptive rights of the existing shareholders, and Citibank paid YTL9,5 for each share amounting in total to YTL1.900.000. With this transaction the Bank's paid-in capital increased by YTL200.000 from YTL2.200.000 to YTL2.400.000, and the remaining YTL1.700.000 has been accounted under shareholder's equity as "Share Premium".

On 25 June 2007, the paid-in capital of the Bank was increased by YTL600.000 from YTL2.400.000 to YTL3.000.000. YTL296.002 of the increase was met by extraordinary reserves, YTL7.995 was met by real estate and participation share sale profits, and YTL296.003 was met by inflation adjustment difference which is in the equity reserves.

XXI. EXPLANATIONS ON AVALIZED DRAFTS AND ACCEPTANCES:

Avalized drafts and acceptances shown as liabilities against assets are included in the off-balance sheet commitments.

XXII. EXPLANATIONS ON GOVERNMENT GRANTS:

As of 30 September 2007 and 31 December 2006, there is no government grant for the Group.

XXIII. EXPLANATIONS ON SEGMENT REPORTING:

Field of activity is a distinguishable part involved with a single product or service or interrelated products or services activity that are subject to risks and returns that are different from those of other fields of activity. Reporting according to the field of activity is presented in Note VIII of Section Four.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

XXIV. PROFIT RESERVES AND PROFIT APPROPRIATION:

Retained earnings as per the statutory financial statements other than legal reserves are available for distribution, subject to the legal reserve requirement referred to below.

Under the Turkish Commercial Code, the Group is required to create the following legal reserves from appropriations of earnings, which are available for distribution only in the event of liquidation or losses:

a) First legal reserve, appropriated at the rate of 5%, until the total reserve is equal to 20% of issued and fully paid-in share capital.

b) Second legal reserve, appropriated at the rate of at least 10% of distributions in excess of 5% of issued and fully paid-in share capital, without limit.

According to the Turkish Commercial Code, legal reserves can only be used to compensate accumulated losses and cannot be used for other purposes unless they exceed 50% of paid-in capital.

XXV. EARNINGS PER SHARE:

Earnings per share disclosed in the income statement are calculated by dividing net profit for the year to the weighted average number of shares outstanding during the period concerned.

	Current Period 30 September 2007	Prior Period 30 September 2006
Distributable Net Profit to Common Shares	1.616.202	1.244.686
Average Number of Issued Common Shares (Thousand)	300.000.000	275.000.000
Earnings Per Share (Amounts presented as full YTL)	0,00539	0,00453

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("Bonus shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of bonus shares issued without a corresponding change in resources by giving them a retroactive effect for the year in which they were issued and for each earlier period.

As of 30 September 2007, there are 60.000.000.000 bonus shares (31 December 2006: 39.999.945.600).

XXVI. RELATED PARTIES

Parties defined in the subsection 2, article 49 of the Banking Law No.5411, Bank's senior management, and board members are deemed as related parties. Transactions regarding related parties are presented in Note VI of Section Five.

XXVII. CASH AND CASH EQUIVALENT ASSETS:

For the purposes of the cash flow statement, cash includes cash effectives, cash in transit, purchased checks and demand deposits including balances with the Central Bank; and cash equivalents include interbank money market placements and time deposits at banks with original maturity periods of less than three months.

XXVIII. RECLASSIFICATIONS

Due to the adjustments made in accordance with the first time adoption of TAS, which are explained in details in Note I.c of this section and where necessary, comparative figures of 31 December 2006 and 30 September 2006, have been reclassified to conform to changes in presentation in the current period.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

SECTION FOUR

INFORMATION RELATED TO FINANCIAL POSITION OF THE GROUP

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO:

a. The Group's and Parent Bank's capital adequacy ratios are 19,69% (31 December 2006: 20,10%) and 20,39% (31 December 2006: 20,67%) respectively. These rates are considerably above the minimum rate specified by the related regulation.

b. For the calculation of the capital adequacy ratio, the Group classifies the risk weighted assets and non-cash loans according to the risk weights defined by the regulations and calculates "Total risk weighted assets" which is the sum of "Market risk on securities" and the "Group's currency risk". The following tables present the classifications of "Risk weighted assets of the Group and the Parent Bank" and the calculation of "shareholders' equity" for the capital adequacy ratio calculation.

c. **Information related to consolidated capital adequacy ratio:**

	Risk Weights							
	Parent Bank				Consolidated			
	0%	20%	50%	100%	0%	20%	50%	100%
Amount Subject to Credit Risk								
Balance Sheet Items (Net)	28.654.072	1.468.928	-	34.163.168	29.347.543	1.708.361	-	36.765.902
Cash	372.437	462	-	-	389.065	462	-	-
Matured Marketable Securities	-	-	-	-	-	-	-	-
The Central Bank of the Republic of Turkey	637.520	-	-	-	637.520	-	-	-
Domestic, Foreign Banks, Foreign Head Offices and Branches	-	1.439.730	-	233.215	-	1.640.619	-	233.325
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Receivables from Reverse Repurchase Transactions	-	-	-	-	3.798	-	-	-
Reserve Requirements with the Central Bank of the Republic of Turkey	2.042.145	-	-	-	2.042.145	-	-	-
Loans	964.746	-	-	31.816.467	964.746	-	-	34.413.181
Non-Performing Receivables (Net)	-	-	-	-	-	-	-	-
Lease Receivables	-	-	-	-	-	-	-	618.992
Available-for-sale Financial Assets	18.629.135	-	-	5.777	19.260.873	-	-	23.907
Held-to-maturity Investments	-	-	-	-	-	-	-	-
Receivables From the Disposal of Assets	-	-	-	1.317	-	-	-	1.317
Miscellaneous Receivables	-	-	-	41.918	-	-	-	62.464
Interest and Income Accruals	1.175.238	28.736	-	516.984	1.206.450	67.280	-	554.505
Investments in Associates, Subsidiaries and Joint Ventures (Net)	-	-	-	746.353	-	-	-	-
Fixed Assets	-	-	-	692.144	-	-	-	707.362
Other Assets	4.832.851	-	-	108.993	4.842.946	-	-	150.849
Off Balance Sheet Items	99.083	1.414.450	801.987	5.476.033	99.083	1.366.675	809.433	5.183.791
Non-cash Loans and Commitments	99.083	1.321.675	801.987	5.418.818	99.083	1.155.723	809.433	5.126.576
Derivative Financial Instruments	-	92.775	-	57.215	-	210.952	-	57.215
Non-risk Weighted Accounts	-	-	-	-	-	-	-	-
Total Risk Weighted Assets	**28.753.155**	**2.883.378**	**801.987**	**39.639.201**	**29.446.626**	**3.075.036**	**809.433**	**41.949.693**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO (CONTINUED):

d. Summary information related to consolidated capital adequacy ratio:

	Parent Bank		Consolidated	
	Current Period 30 September 2007	Prior Period 31 December 2006	Current Period 30 September 2007	Prior Period 31 December 2006
Amount Subject to Credit Risk ("ASCR")	40.616.871	33.866.537	42.969.417	35.345.774
Amount Subject to Market Risk ("ASMR")	3.116.325	1.053.913	2.653.400	1.345.313
Amount Subject to Operational Risk ("ASOR") (*)	6.353.354	-	6.487.741	-
Shareholders' Equity	10.211.296	7.219.567	10.260.938	7.373.310
Shareholders' Equity (ASCR+ASMR+ASOR) *100	20,39	20,67	19,69	20,10

(*) "Amount Subject to Operational Risk" is calculated for the first time on 30 June 2007, according to the "Regulation Regarding Measurement and Evaluation of the Bank's Capital Adequacy Ratio", published in the Official Gazette No.26333 dated 1 November 2006 which is applicable from 1 June 2007.

e. Information about consolidated shareholders' equity items:

	Current Period 30 September 2007	Prior Period 31 December 2006
CORE CAPITAL		
Paid-in capital	3.000.000	2.200.000
Nominal Capital	3.000.000	2.200.000
Capital Commitments (-)	-	-
Inflation Adjustment to Share Capital	1.905.892	2.201.895
Share Premium	1.700.000	-
Share Cancellation Profits	-	-
Legal Reserves	526.433	382.801
First Legal Reserve (Turkish Commercial Code 466/1)	321.269	238.803
Second Legal Reserve (Turkish Commercial Code 466/2)	205.164	143.998
Other Legal Reserves per Special Legislation	-	-
Status Reserves	-	-
Extraordinary Reserves	1.295.293	840.704
Reserves Allocated by the General Assembly	1.310.787	816.263
Retained Earnings	-	-
Accumulated Loss	-	-
Foreign Currency Share Capital Exchange Difference	(15.494)	24.441
Inflation Adjustment to Legal Reserves, Status Reserves and Extraordinary Reserves and Minority Rights	238	102.070
Profit	1.599.678	1.586.124
Net Income for the Period	1.616.202	1.580.145
Prior Period Profit	(16.524)	5.979
Provisions for Possible Risks up to 25% of Core Capital	-	-
Profit on Disposal of Associates, Subsidiaries and Immovables to be Transferred to Share Capital	-	-
Primary Subordinated Loans up to 15% of Core Capital.	-	-
Uncovered Portion of Loss with Reserves (-)	-	-
Net Current Period Loss	-	-
Prior Period Loss	-	-
Leasehold Improvements (-)	7.710	9.830
Prepaid Expenses (-)	23.623	22.513
Intangible Assets (-)	23.164	25.006
Deferred Tax Asset Amount Exceeding 10% of Core Capital (-)	-	-
Limit Exceeding Amount Regarding the Third Clause of the Article 56 of the Law (-)	-	-
Consolidation Goodwill (net)	-	-
Total Core Capital	**10.027.534**	**7.313.594**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO (CONTINUED):

SUPPLEMENTARY CAPITAL		
General Provisions	254.560	193.378
45% of the Movables Revaluation Fund	-	-
45% of the Immovables Revaluation Fund	-	-
Bonus Shares of Investment in Associates, Subsidiaries and Joint Ventures	-	-
Primary Subordinated Loans That are not Considered in the Calculation of Core Capital	-	-
Secondary Subordinated Loans	-	-
45% Of Marketable Securities Valuation Fund	57.260	(58.054)
From Investments in Associates And Subsidiaries	2.915	2.554
From Available-for-Sale Financial Assets	54.345	(60.608)
Inflation Adjustment to Capital Reserve, Profit Reserve and Prior Years' Income or Loss (Except Inflation Adjustment to Legal Reserves, Status Reserves and Extraordinary Reserves)	-	-
Total Supplementary Capital	**311.820**	**135.324**
TIER III CAPITAL	-	-
CAPITAL	**10.339.354**	**7.448.918**
DEDUCTIONS FROM THE CAPITAL	**78.416**	**75.608**
Shares in Unconsolidated Banks and Financial Institutions	23.919	18.259
The Secondary Subordinated Loans Extended to Banks, Financial Institutions (Domestic or Foreign) or Significant Shareholders of the Bank and the Debt Instruments That Have Primary or Secondary Subordinated Loan Nature Purchased from Them	-	-
Shares of Banks and Financial Institutions that Equity Method Applied but Assets and Liabilities are not Consolidated	-	-
Loans Extended as Contradictory to the Articles 50 And 51 of The Law	-	-
Net Book Value of Immovables Obtained Against Bank's Receivables that Must be Disposed According to Article 57 of the Banking Law which Could not be Disposed Although Five Years Have Passed Since the Acquisition Date	-	-
Other	-	-
Total Shareholders' Equity	**10.260.938**	**7.373.310**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS ON CREDIT RISK :

a. Credit risk is the risk that the counterparties may be unable to meet the terms of their agreements. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. Credit risks are determined for each individual customer, enterprise, business group and risk groups separately. While determining credit risk, criteria such as the customers' financial strength, commercial capacities, sectors, geographic areas and capital structure are evaluated. Analyses of the financial position of the customers are based on the statements of account and other information in accordance with the related legislation. Previously determined credit limits are constantly revised according to changing conditions. The type and amount of collateral and guarantees to be obtained are specified on a customer basis during the determination of credit limits.

During loan extensions, limits determined on a customer and product basis are essentially followed up; information on risk and limits information is closely monitored.

b. The Group's banking activities in foreign countries and credit transactions do not constitute an important risk in terms of the related countries' economic conditions and activities of customers and companies.

When considered within the financial activities of other financial institutions, the Group as an active participant in the national and international banking market is not exposed to a significant credit risk. As seen in the Group's balance sheet, the ratio of loans under follow-up to total loans is as low as 2,4% (31 December 2006: 1,9%) and a 100% provision has been provided.

c. The Group provided a general provision amounting to YTL254.560 (31 December 2006: YTL193.378).

III. EXPLANATIONS ON MARKET RISK:

The Group considers currency risk and interest rate risk as the most important components of market risk. The ERC sets critical risk limits for market risk and through close monitoring of the markets and overall economy, such limits are updated as necessary. These limits and implementation of strategies are assigned to various levels of management in order to enhance control effectiveness. The Group's market risk position is calculated and reported to the ERC members daily and weekly. The table below shows how the market risk as of 30 September 2007 is calculated in accordance with Section Three of the "Regulation Regarding Measurement and Evaluation of the Bank's Capital Adequacy Ratio", published in the Official Gazette No.26333 dated 1 November 2006, "Calculation of Market Risk with Standard Method".

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS ON MARKET RISK (CONTINUED):

a. Information on Market Risk:

	Balance
(1)Capital to be Employed for General Market Risk - Standard Method	166.875
(II) Capital to be Employed for Specific Risk - Standard Method	376
(III) Capital to be Employed for Currency Risk - Standard Method	45.021
(IV) Capital to be Employed for Commodity Risk - Standard Method	-
(V) Capital to be Employed for Exchange Risk - Standard Method	-
(VI) Capital to be Employed for Market Risk Due to Options - Standard Method	-
(VII) Total Capital to be Employed for Market Risk for Banks Applying Risk Measurement Model	-
(VIII) Total Capital to be Employed for Market Risk (I+II+III+IV+V+VI)	212.272(*)
(IX) Amount Subject to Market Risk (12,5xVIII) or (12,5xVII)	2.653.400(*)

(*) Of the "Amount subject to market risk", only YTL212.272 (8% of YTL2.653.400) is used in the calculation of the market risk related to the capital adequacy ratio which is given in Note I of Section Four. YTL212.272 is the minimum amount of capital that can mitigate the mentioned risk.

IV. EXPLANATIONS ON OPERATIONAL RISK:

The "Basic indicator method" is used in the operational risk calculation of the Group. The amount subject to the operational risk is calculated through the use of the gross income of the Group in 2006, 2005, and 2004 in accordance to the "Calculation of the Operational Risk" applicable from 1 June 2007, which is the 4th part of the "Regulation Regarding Measurement and Evaluation of the Bank's Capital Adequacy Ratio" published in the Official Gazette No.26333 dated 1 November 2006. Not all of the YTL6.487.741 used in the calculation of operational risk in the scope of "Capital adequacy standard ratio" stated in Note II of this section, but only the YTL519.019, corresponding to the 8%, represents the operational risk to be exposed to. YTL519.019 also represents the minimum capital amount required to remove the related risk.

V. EXPLANATIONS ON CURRENCY RISK:

The difference between the Group's foreign currency denominated and foreign currency indexed assets and liabilities is defined as the "Net Foreign Currency Position" and is the basis of currency risk. Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. The Bank keeps the foreign exchange exposure amount within the limits set by the ERC. The Board, taking into account the recommendations by the ERC, sets a limit for the size of a foreign exchange exposure, which is closely monitored by ALCO. Those limits are individually determined and followed for both the net overall foreign currency position and for the foreign exchange exposure. Derivative financial instruments like forward foreign exchange contracts and currency swaps are used as tools for foreign exchange exposure management.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS ON CURRENCY RISK (CONTINUED):

The Parent Bank's foreign exchange bid rates as of the date of the financial statements and for the last five days prior to that date are presented below:

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL1,2048	YTL1,7085	YTL1,0449
1.Day bid rate	YTL1,1900	YTL1,6814	YTL1,0294
2.Day bid rate	YTL1,2050	YTL1,7040	YTL1,0497
3.Day bid rate	YTL1,2100	YTL1,7043	YTL1,0549
4.Day bid rate	YTL1,2100	YTL1,7071	YTL1,0516
5.Day bid rate	YTL1,2100	YTL1,7007	YTL1,0462

The simple arithmetic average of the Parent Bank's foreign exchange bid rates for the last thirty days preceding the balance sheet date for major foreign currencies are presented in the table below:

USD : YTL1,2590
Euro : YTL1,7332
Yen : YTL1,0953

As of 31 December 2006

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL1,4150	YTL1,8638	YTL1,1897

Information related to Group's Currency Risk: (Thousand YTL)

The table below summarizes the Group's exposure to foreign currency exchange rate risk, categorized by currency. Foreign currency indexed assets, classified as Turkish lira assets according to the Uniform Chart of Accounts, are considered as foreign currency assets for the calculation of Net Foreign Currency Position. The table below summarizes the Group's exposure to foreign currency exchange rate risk, categorized by currency. Therefore, the difference between the sum of the foreign currency assets in the following table and in the balance sheet is equal to the sum of foreign currency indexed assets. The Group's real position, both in financial and economic terms, is presented in the table below:

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS ON CURRENCY RISK (CONTINUED):

	Euro	USD	Yen	Other FC(*)	Total
Current Period – 30 September 2007					
Assets					
Cash Equivalents and Central Bank	2.399.907	54.224	78	14.139	**2.463.348**
Banks and Other Financial Institutions	281.004	1.163.536	1.764	431.377	**1.877.681**
Financial Assets at Fair Value through Profit or Loss (Net)	840.196	4.179.281	-	-	**5.019.477**
Interbank Money Market Placements	-	-	-	-	**-**
Available-for-sale Financial Assets (Net)	1.328.893	3.836.976	-	-	**5.165.869**
Loans	4.889.117	8.411.731	11.563	47.336	**13.359.747**
Investments in Associates, Subsidiaries and Joint Ventures	34	-	-	2	**36**
Held-to-maturity Investments (Net)	-	-	-	-	**-**
Hedging Derivative Financial Assets	-	-	-	-	**-**
Tangible Assets (Net)	2.863	2.764	-	-	**5.627**
Intangible Assets (Net)	367	-	-	-	**367**
Other Assets	297.633	162.658	2.343	2.290	**464.924**
Total Assets	**10.040.014**	**17.811.170**	**15.748**	**495.144**	**28.362.076**
Liabilities					
Bank Deposits	41.148	86.211	4	2.357	**129.720**
Foreign Currency Deposits	7.543.371	10.343.750	5.783	760.203	**18.653.107**
Funds from Interbank Money Market	350.228	23.075	-	2.942	**376.245**
Borrowings	3.153.791	5.745.217	188	10.906	**8.910.102**
Issued Marketable Securities (Net)	-	-	-	-	**-**
Miscellaneous Payables	14.943	11.095	3	2.764	**28.805**
Hedging Derivative Financial Liabilities	-	-	-	-	**-**
Other Liabilities	139.968	141.361	304	1.508	**283.141**
Total Liabilities	**11.243.449**	**16.350.709**	**6.282**	**780.680**	**28.381.120**
Net on Balance Sheet Position	**(1.203.435)**	**1.460.461**	**9.466**	**(285.536)**	**(19.044)**
Net off-Balance Sheet Position (**)	**998.079**	**(1.368.749)**	**(10.033)**	**253.865**	**(126.838)**
Financial Derivative Assets	2.659.159	925.809	39.091	308.977	**3.933.036**
Financial Derivative Liabilities	1.661.080	2.294.558	49.124	55.112	**4.059.874**
Non-cash Loans	759.921	1.037.138	134.237	35.422	**1.966.718**
Prior Period - 31 December 2006					
Total Assets	9.373.763	17.538.243	3.294	440.835	**27.356.135**
Total Liabilities	8.727.639	17.455.586	4.373	956.073	**27.143.671**
Net on-Balance Sheet Position	646.124	82.657	(1.079)	(515.238)	**212.464**
Net off-Balance Sheet Position (**)	(636.418)	(1.730)	559	616.368	**(21.221)**
Financial Derivative Assets	2.543.113	2.035.411	36.515	1.116.559	**5.731.598**
Financial Derivative Liabilities	3.179.531	2.037.141	35.956	500.191	**5.752.819**
Non-cash Loans	669.487	1.034.913	80.181	35.994	**1.820.575**

(*) Of the "Other FC" total assets amounting to YTL495.144 (31 December 2006: YTL440.835), YTL448.956 is in English pounds (31 December 2006: YTL402.668), and YTL17.351 in Swiss francs (31 December 2006: YTL18.231). Of the total liabilities amounting to YTL780.680 (31 December 2006: YTL956.073) YTL614.358 is in English pounds (31 December 2006: YTL791.004) and YTL44.346 is in Swiss francs (31 December 2006:YTL50.247).

(**) Presents the net balance of receivables and payables from derivative transactions. Foreign Exchange spot dealings shown under "Asset purchase commitments" in the financial statements, are included in the net off-balance sheet position.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS ON INTEREST RATE RISK:

"Interest rate risk" can be defined as the impact of interest rate changes on interest-sensitive assets and liabilities of the Group. The ERC sets limits for the interest rate sensitivity of assets and liabilities and the sensitivity is closely monitored and reported weekly. In the case of high market fluctuations, daily reporting and analyses on transaction bases are made.

The Group manages the interest rate risk on a portfolio basis and tries to minimize the risk effect on the profitability, financial exposure and cash flows by applying different strategies. Basic methods such as using fixed or floating interest rates for different portfolios and maturities, setting the fixed margin in floating rates, or varying the rates for the short- or long-term positions are applied actively.

a. Interest rate sensitivity of assets, liabilities and off-balance sheet items based on repricing dates:

Current Period – 30 September 2007	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Non Interest Bearing	Total
Assets							
Cash Equivalents and Central Bank	2.095.291	-	-	-	-	1.027.047	**3.122.338**
Banks and Other Financial Institutions	1.504.487	143.244	-	-	-	230.243	**1.877.974**
Financial Assets at Fair Value Through Profit or Loss (Net)	18.755	2.841.589	1.918.284	18.188	295.869	5.203	**5.097.888**
Interbank Money Market Placements	3.798	-	-	-	-	-	**3.798**
Available-for-sale Financial Assets (Net)	789.812	1.221.691	5.625.177	6.957.972	5.632.292	6.831	**20.233.775**
Loans	13.672.072	5.931.068	5.699.444	4.553.125	6.074.270	-	**35.929.979**
Held-to-maturity Investments (Net)	-	-	-	-	-	-	**-**
Other Assets	92.128	43.711	65.279	137.165	331.343	964.844	**1.634.470**
Total Assets	**18.176.343**	**10.181.303**	**13.308.184**	**11.666.450**	**12.333.774**	**2.234.168**	**67.900.222**
Liabilities							
Bank Deposits	883.827	296.534	1.145	-	-	119.865	**1.301.371**
Other Deposits	26.610.822	5.153.740	900.272	949.653	271.361	6.322.735	**40.208.583**
Funds from Interbank Money Market	3.984.005	258.975	473	-	312.640	-	**4.556.093**
Miscellaneous Payables	33.946	-	-	-	-	848.425	**882.371**
Issued Marketable Securities (Net)	-	-	-	-	-	-	**-**
Borrowings	3.020.049	4.842.410	729.532	262.935	230.688	-	**9.085.614**
Other Liabilities (*)	86.242	27.723	22.714	29.171	83.943	11.616.397	**11.866.190**
Total Liabilities	**34.618.891**	**10.579.382**	**1.654.136**	**1.241.759**	**898.632**	**18.907.422**	**67.900.222**
Balance Sheet Long Position	-	-	11.654.048	10.424.691	11.435.142	-	**33.513.881**
Balance Sheet Short Position	(16.442.548)	(398.079)	-	-	-	(16.673.254)	**(33.513.881)**
Off-balance Sheet Long Position	2.051.156	350.209	479.131	195.691	-	-	**3.076.187**
Off-balance Sheet Short Position	-	-	-	-	(3.016.416)	-	**(3.016.416)**
Total Position	**(14.391.392)**	**(47.870)**	**12.133.179**	**10.620.382**	**8.418.726**	**(16.673.254)**	**59.771**

(*) Shareholders' equity is presented under "Other liabilities" item in "Non interest bearing".

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS ON INTEREST RATE RISK (CONTINUED):

Prior Period - 31 December 2006	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Non Interest Bearing	Total
Assets							
Cash Equivalents and Central Bank	2.692.777	-	-	-	-	1.864.592	**4.557.369**
Banks and Other Financial Institutions	2.492.109	71.637	32	-	-	256.787	**2.820.565**
Financial Assets at Fair Value through Profit or Loss (Net)	45.983	2.221.491	4.164.362	24.326	200.357	47.765	**6.704.284**
Interbank Money Market Placements	9	-	-	-	-	-	**9**
Available-for-sale Financial Assets (Net)	1.262.363	4.438.133	3.045.370	2.290.726	3.459.070	5.631	**14.501.293**
Loans	11.954.920	4.867.672	4.892.628	3.804.719	4.792.711	-	**30.312.650**
Held-to-maturity Investments (Net)	-	-	-	-	-	-	-
Other Assets	69.124	34.446	50.939	96.604	264.832	908.036	**1.423.981**
Total Assets	**18.517.285**	**11.633.379**	**12.153.331**	**6.216.375**	**8.716.970**	**3.082.811**	**60.320.151**
Liabilities							
Bank Deposits	1.264.872	370.212	1.307	7.063	-	105.899	**1.749.353**
Other Deposits	20.381.645	5.698.937	939.161	908.114	185.544	6.095.967	**34.209.368**
Funds from Interbank Money Market	5.005.121	71.903	87.116	40.756	74.396	-	**5.279.292**
Miscellaneous Payables	-	-	-	-	-	797.639	**797.639**
Issued Marketable Securities (Net)	-	-	-	-	-	-	-
Borrowings	1.889.418	6.564.008	595.324	811.362	78.682	-	**9.938.794**
Other Liabilities (*)	30.163	25.904	25.699	33.809	54.362	8.175.768	**8.345.705**
Total Liabilities	**28.571.219**	**12.730.964**	**1.648.607**	**1.801.104**	**392.984**	**15.175.273**	**60.320.151**
Balance Sheet Long Position	-	-	10.504.724	4.415.271	8.323.986	-	**23.243.981**
Balance Sheet Short Position	(10.053.934)	(1.097.585)	-	-	-	(12.092.462)	**(23.243.981)**
Off-balance Sheet Long Position	1.513.737	642.941	60.268	-	-	-	**2.216.946**
Off-balance Sheet Short Position	-	-	-	(290.178)	(1.928.625)	-	**(2.218.803)**
Total Position	**(8.540.197)**	**(454.644)**	**10.564.992**	**4.125.093**	**6.395.361**	**(12.092.462)**	**(1.857)**

(*) Shareholders' equity is presented under "Other liabilities" item in "Non interest bearing".

b. Effective average interest rates for monetary financial instruments %:

Average interest rates in the above tables are the weighted average rates of the related balance sheet items.

Current Period – 30 September 2007	EURO	USD	YEN	YTL
Assets	%	%	%	%
Cash Equivalents and Central Bank	1,70	2,33	-	12,93
Banks and Other Financial Institutions	3,87	5,28	-	-
Financial Assets at Fair Value through Profit or Loss (Net)	6,41	7,30	-	18,53
Interbank Money Market Placements	-	-	-	17,25
Available-for-sale Financial Assets (Net)	6,26	6,55	-	18,88
Loans	5,71	6,88	1,71	21,94
Held-to-maturity Investments (Net)	-	-	-	-
Liabilities				
Bank Deposits	3,87	5,40	-	18,41
Other Deposits	3,17	4,18	0,03	15,27
Funds From Interbank Money Market	4,77	4,88	-	17,50
Miscellaneous Payables	-	-	-	-
Issued Marketable Securities (Net)	-	-	-	-
Borrowings	4,78	6,28	1,73	15,56

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS ON INTEREST RATE RISK (CONTINUED):

Prior Period - 31 December 2006	EURO	USD	YEN	YTL
Assets	%	%	%	%
Cash Equivalents and Central Bank	1,73	2,52	-	13,12
Banks and Other Financial Institutions	3,39	5,24	-	18,45
Financial Assets at Fair Value through Profit or Loss (Net)	5,35	6,93	-	17,85
Interbank Money Market Placements	-	-	-	17,90
Available-for-sale Financial Assets (Net)	4,94	7,31	-	18,20
Loans	5,06	7,10	4,12	22,23
Held-to-maturity Investments (Net)	-	-	-	-
Liabilities				
Bank Deposits	3,65	5,50	-	18,98
Other Deposits	2,63	4,31	0,02	15,47
Funds From Interbank Money Market	3,65	-	-	18,22
Miscellaneous Payables	-	-	-	-
Issued Marketable Securities (Net)	-	-	-	-
Borrowings	4,11	6,14	-	15,65

VII. EXPLANATIONS ON LIQUIDITY RISK:

Liquidity risk arises from the mismatching of maturities of assets and liabilities. The Group balances maturities of the related assets and liabilities according to specific criteria and keeps the mismatching of maturities under control. A major objective of the Group's asset and liability management is to ensure that sufficient liquidity is available to meet the Group's commitments to customers and to satisfy the Bank's own liquidity needs. For this objective, the Bank holds a sufficient amount of short-term funds. The Group also analyses its liquidity risk on a daily and transaction basis, if there are significant market fluctuations. In the case of high market fluctuations, daily reporting and analyses on transaction basis are made.

The most important funding resources of the Group are the shareholders' equity, the diversified and steady deposit base and the long-term funds borrowed from international institutions which are mainly placed in interest earning assets. In spite of a substantial portion of deposits from individuals being short-term, deposits are diversified by number and type, and the maturities of a large portion of deposits are renewed, which indicates that these deposits will provide a long-term and stable source of funding for the Bank.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VII. EXPLANATIONS ON LIQUIDITY RISK (CONTINUED):

Breakdown of assets and liabilities according to their outstanding maturities:

	Demand	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Unallocated (*)	Total
Current Period – 30 September 2007								
Assets								
Cash Equivalents and Central Bank	3.069.193	53.145	-	-	-	-	-	**3.122.338**
Due From Banks and Other Financial Institutions	230.243	1.504.487	143.244	-	-	-	-	**1.877.974**
Financial Assets at Fair Value through Profit or Loss (Net)	5.203	9.451	78.153	14.279	2.790.152	2.200.650	-	**5.097.888**
Interbank Money Market Placements	-	3.798	-	-	-	-	-	**3.798**
Available-for-sale Financial Assets (Net)	6.831	138.363	1.131.910	188.127	7.699.203	11.069.341	-	**20.233.775**
Loans	-	6.892.156	7.162.168	3.099.477	6.169.200	12.606.978	-	**35.929.979**
Held-to-maturity Investments (Net)	-	-	-	-	-	-	-	-
Other Assets	83.401	170.034	44.065	65.773	137.494	344.037	789.666	**1.634.470**
Total Assets	**3.394.871**	**8.771.434**	**8.559.540**	**3.367.656**	**16.796.049**	**26.221.006**	**789.666**	**67.900.222**
Liabilities								
Bank Deposits	119.865	883.827	296.534	1.145	-	-	-	**1.301.371**
Other Deposits	6.322.735	26.610.822	5.153.740	900.272	949.653	271.361	-	**40.208.583**
Borrowings	-	960.361	527.773	491.160	2.347.798	4.758.522	-	**9.085.614**
Funds from Interbank Money Market	-	3.984.005	258.975	473	-	312.640	-	**4.556.093**
Issued Marketable Securities (Net)	-	-	-	-	-	-	-	-
Miscellaneous Payables	2.239	633.158	246.974	-	-	-	-	**882.371**
Other Liabilities (**)	4.653	714.582	397.355	24.034	75.056	495.732	10.154.778	**11.866.190**
Total Liabilities	**6.449.492**	**33.786.755**	**6.881.351**	**1.417.084**	**3.372.507**	**5.838.255**	**10.154.778**	**67.900.222**
Net Liquidity Gap	**(3.054.621)**	**(25.015.321)**	**1.678.189**	**1.950.572**	**13.423.542**	**20.382.751**	**(9.365.112)**	-
Prior Period - 31 December 2006								
Total Assets	4.893.611	9.414.535	8.520.045	5.427.041	8.496.627	22.801.119	767.173	**60.320.151**
Total Liabilities	6.201.866	27.980.594	6.862.408	1.631.332	3.408.733	7.050.632	7.184.586	**60.320.151**
Net Liquidity Gap	**(1.308.255)**	**(18.566.059)**	**1.657.637**	**3.795.709**	**5.087.894**	**15.750.487**	**(6.417.413)**	-

(*) Assets that are necessary for banking activities and that cannot be liquidated in the short-term, such as fixed and intangible assets, investments, subsidiaries, stationery, pre-paid expenses and loans under follow-up, are classified in this column.

(**) Shareholders' Equity is presented under "Other Liabilities" item in the "Unallocated" column.

VIII. EXPLANATIONS ON BUSINESS SEGMENTS:

The Group operates in five main business segments including retail banking, corporate and commercial banking, treasury activities, private banking and international banking.

In scope of retail banking, the Group offers a variety of retail services such as deposit accounts, consumer loans, credit cards, insurance products and wealth management services. The Group's line of retail banking products and services also includes bank cards, investment funds trading, automatic payment services, foreign currency trading, safe deposit box rentals, checks, money transfers, investment banking, telephone and internet banking.

Corporate and commercial banking serves financial solutions and banking services to large scale corporate and commercial customers. Among the products and services offered to corporate and commercial customers are New Turkish Lira and foreign currency denominated working capital loans, medium-term financing for investments, foreign trade financing, letters of credit and guarantee, foreign currency trading, corporate finance services and cash and deposit management services. In addition, the Group provides timely and permanent solutions for corporate customers' working capital management, delivering cash management services tailored based on customers' requests that include collection and payment services and liquidity and information management. Project finance loans are provided within the context of investment banking activities.

Treasury activities are performed by the Treasury Unit. The Treasury Unit consists of Turkish Lira Fund Group, Foreign Exchange Fund Group, Treasury Marketing Group and Private Products Group. The Turkish Lira Group and Foreign Exchange Fund Group trade in Turkish Lira and foreign currency instruments on a spot and forward basis, and in treasury bills, bonds and other domestic securities together with foreign securities with AAA rating. The Marketing Group carries out marketing activities of treasury products and derivative financial products for customers.

Private banking serves the members of the upper-income groups who have expectations for utmost service quality both in banking and investment transactions.

International Banking activities are managed by the International Banking Unit. The Group provides services for foreign trade financing, foreign currency and New Turkish Lira clearances, and money transfers through agent financial institutions. The international banking unit serves in fundamental areas such as providing long-term funding opportunities, creating funding facility at lower prices that fully reflect country risk, diversifying funding resources and creating a base of international investors for that purpose.

Other activities include leasing services provided by Ak Finansal Kiralama A.Ş. which is the consolidated subsidiary of the Bank.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VIII. EXPLANATIONS ON BUSINESS SEGMENTS (CONTINUED):

Information on business segments as of 30 September 2007 is presented on the following table:

Segment reporting has been prepared for the first time on 30 June 2007 in accordance with the Article 28 of the "Communiqué on the Financial Statements and Related Explanation and Notes that will be Publicly Announced" published in the Official Gazette No.26333 dated 1 November 2006.

	Retail Banking	Corporate and Commercial Banking	Treasury	Private Banking	International Banking	Other	Bank's Total Activities
Current Period - 30 September 2007							
Operating Income	2.567.265	695.751	115.663	11.474	48.106	32.592	3.470.851
Other (*)	-	-	-	-	-	-	270.001
Operating Income	2.567.265	695.751	115.663	11.474	48.106	32.592	3.740.852
Profit from Operating Activities	1.243.786	527.436	105.799	8.504	44.251	23.937	1.953.713
Income from Subsidiaries	-	-	-	-	-	-	11.434
Profit before Tax	-	-	-	-	-	-	1.965.147
Corporate Tax	-	-	-	-	-	-	(349.176)
Minority Rights	-	-	-	-	-	-	231
Net Profit for the Period	-	-	-	-	-	-	1.616.202
Segment Assets	17.468.578	20.028.919	27.203.148	106.982	374.409	684.117	65.866.153
Investments in Associates, Subsidiaries and Joint Ventures	-	-	-	-	-	-	23.919
Undistributed Assets	-	-	-	-	-	-	2.010.150
Total Assets	-	-	-	-	-	-	67.900.222
Segment Liabilities	33.333.033	5.671.786	5.545.126	3.052.251	7.339.002	337.032	55.278.230
Undistributed Liabilities	-	-	-	-	-	-	2.467.214
Shareholders' Equity	-	-	-	-	-	-	10.154.778
Total Liabilities	-	-	-	-	-	-	67.900.222
Other Segment Items							
Capital Investment	52.966	2.840	-	-	-	-	55.806
Amortization	(75.600)	(7.136)	(570)	(673)	(224)	-	(84.203)
Non-cash Other Income-Expense	(444.505)	(43.169)	(14.163)	(34)	-	-	(501.871)
Restructuring Costs	-	-	-	-	-	-	-

(*) A detailed explanatory note on the Bank's partial collection of tax receivable, disclosed as other item on the table above amounting to YTL270.001, is presented in Note III.d of Section Five.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

SECTION FIVE

INFORMATION AND DISCLOSURES RELATED TO CONSOLIDATED FINANCIAL STATEMENTS

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS

a. Information related to cash equivalents and the account of the Central Bank of the Republic of Turkey (the "CBRT"):

1. Information on cash equivalents and the account of the CBRT:

	Current Period 30 September 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Cash/Foreign Currency	234.237	148.142	318.532	213.415
The CBRT	419.753	2.313.058	1.175.759	2.848.907
Other	-	7.148	545	211
Total	**653.990**	**2.468.348**	**1.494.836**	**3.062.533**

2. Information related to the account of the CBRT:

	Current Period 30 September 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Demand Unrestricted Account	8.514	629.006	4.180	1.327.709
Time Unrestricted Account	-	-	-	-
Time Restricted Account	-	-	-	-
Reserve Requirement	411.239	1.684.052	1.171.579	1.521.198
Total	**419.753**	**2.313.058**	**1.175.759**	**2.848.907**

3. Explanation on reserve requirements:

In accordance with "Communiqué Regarding the Reserve Requirements" No. 2005/1 issued by the CBRT, banks operating in Turkey are required to place reserves in the CBRT with a rate of 6% for their YTL liabilities and 11% for USD and/or EUR for their foreign currency liabilities. The CBRT makes quarterly interest payments over the reserve requirements based on the interest rates set. As of 30 September 2007 the corresponding interest rates are for YTL, USD and EUR reserves are 12,93%, 2,33% and 1,70%, respectively.

b. Information on financial assets at fair value through profit or loss:

1. As of 30 September 2007, financial assets at fair value through profit or loss subject to repo transactions amount to YTL3.805 (31 December 2006: YTL393); and those given as collateral/blocked amount to YTL819.856 (31 December 2006: YTL957.320).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2. Positive differences table related to trading derivative financial assets:

	Current Period 30 September 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Forward Transactions	9.524	-	11.570	23.206
Swap Transactions	2.683	62.888	6.346	45.666
Futures Transactions	18.365	194	8.544	33
Options	-	-	-	-
Other	-	-	458	-
Total	**30.572**	**63.082**	**26.918**	**68.905**

c. Information on banks and other financial institutions:

1. Information on banks and other financial institutions:

	Current Period 30 September 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Banks	183	1.877.681	31.002	2.789.563
Domestic	183	11.070	1.433	140.687
Foreign	-	1.866.611	29.569	2.648.876
Head Quarters and Branches Abroad	-	-	-	-
Other Financial Institutions	110	-	-	-
Total	**293**	**1.877.681**	**31.002**	**2.789.563**

d. Information on available-for-sale financial assets, net values:

1. As of 30 September 2007, available-for-sale financial assets subject to repurchase agreements amount to YTL4.443.688 (31 December 2006: YTL5.415.093); and those given as collateral/blocked amount to YTL582.590 (31 December 2006: YTL485.658).

2. Information on available-for-sale financial assets :

	Current Period 30 September 2007	Prior Period 31 December 2006
Debt Securities	20.226.944	14.495.662
Quoted to Stock Exchange	20.226.944	14.495.662
Not Quoted	-	-
Share Certificates	6.831	5.631
Quoted to Stock Exchange	-	-
Not Quoted	6.831	5.631
Impairment Provision (-)	-	-
Total	**20.233.775**	**14.501.293**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

e. Information related to loans:

1. Information on all types of loans and advances given to shareholders and employees of the Group:

	Current Period 30 September 2007		Prior Period 31 December 2006	
	Cash	Non-cash Loans	Cash	Non-cash Loans
Direct Loans Granted to Shareholders	-	114	82.086	19.158
Corporate Shareholders	-	114	82.086	19.158
Real Person Shareholders	-	-	-	-
Indirect Loans Granted to Shareholders	940.143	472.715	651.370	339.517
Loans Granted to Employees	35.179	-	27.396	-
Total	**975.322**	**472.829**	**760.852**	**358.675**

2. Information on the first and second group loans and other receivables including loans that have been restructured or rescheduled:

	Standard Loans and Other Receivables		Loans and Other Receivables under Close Monitoring	
	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Non-specialized Loans	34.394.674	-	1.535.247	58
Discount And Purchase Notes	391.079	-	259	-
Export Loans	3.231.221	-	8.422	-
Import Loans	397.218	-	-	-
Loans Granted to Financial Sector	1.845.262	-	-	-
Foreign Loans	579.085	-	7.492	-
Consumer Loans (Including Overdraft Loans)	7.324.527	-	579.658	-
Credit Cards	3.362.028	-	222.856	-
Precious Metal Loans	8.984	-	-	-
Other	17.255.270	-	716.560	58
Specialized Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	**34.394.674**	-	**1.535.247**	**58**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

3. Information on consumer loans, personal credit cards, personnel loans and personnel credit cards:

	Short-term	Medium and Long-term	Total
Consumer Loans-YTL	350.662	7.125.948	7.476.610
Mortgage Loans	42.852	3.466.296	3.509.148
Automotive Loans	31.407	1.158.260	1.189.667
Consumer Loans	276.403	2.501.392	2.777.795
Other	-	-	-
Consumer Loans- Indexed to FC	2.364	175.049	177.413
Mortgage Loans	1.379	162.285	163.664
Automotive Loans	173	7.547	7.720
Consumer Loans	812	5.217	6.029
Other	-	-	-
Consumer Loans-FC	-	-	-
Mortgage Loans	-	-	-
Automotive Loans	-	-	-
Consumer Loans	-	-	-
Other	-	-	-
Consumer Credit Cards-YTL	3.376.349	134.828	3.511.177
With Installment	1.122.876	134.828	1.257.704
Without Installment	2.253.473	-	2.253.473
Consumer Credit Cards-FC	1.063	-	1.063
With Installment	-	-	-
Without Installment	1.063	-	1.063
Personnel Loans-YTL	3.288	15.919	19.207
Mortgage Loans	49	899	948
Automotive Loans	2	1.327	1.329
Consumer Loans	3.237	13.693	16.930
Other	-	-	-
Personnel Loans- Indexed to FC	-	504	504
Mortgage Loans	-	463	463
Automotive Loans	-	29	29
Consumer Loans	-	12	12
Other	-	-	-
Personnel Loans-FC	-	-	-
Mortgage Loans	-	-	-
Automotive Loans	-	-	-
Consumer Loans	-	-	-
Other	-	-	-
Personnel Credit Cards-YTL	15.127	317	15.444
With Installment	5.807	317	6.124
Without Installment	9.320	-	9.320
Personnel Credit Cards-FC	24	-	24
With Installment	-	-	-
Without Installment	24	-	24
Credit Deposit Account-YTL (Real Person)	230.451	-	230.451
Credit Deposit Account-FC (Real Person)	-	-	-
Total Consumer Loans	**3.979.328**	**7.452.565**	**11.431.893**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

4. Information on commercial installment loans and corporate credit cards:

	Short-term	Medium and Long-term	Total
Commercial Installment Loans-YTL	855.516	3.065.104	3.920.620
Mortgage Loans	1.794	595.544	597.338
Automotive Loans	36.476	1.187.590	1.224.066
Consumer Loans	814.881	1.201.950	2.016.831
Other	2.365	80.020	82.385
FC Indexed Commercial Installment Loans	21.269	137.181	158.450
Mortgage Loans	-	35.770	35.770
Automotive Loans	735	66.410	67.145
Consumer Loans	12.725	22.607	35.332
Other	7.809	12.394	20.203
Commercial Installment Loans-FC	1.692	5.947	7.639
Mortgage Loans	-	-	-
Automotive loans	-	4.287	4.287
Consumer Loans	-	-	-
Other	1.692	1.660	3.352
Corporate Credit Cards YTL	56.287	889	57.176
With Installment	6	-	6
Without Installment	56.281	889	57.170
Corporate Credit Cards FC	-	-	-
With Installment	-	-	-
Without Installment	-	-	-
Credited Deposit Account YTL (Legal Person)	417.063	-	417.063
Credited Deposit Account FC (Legal person)	-	-	-
Total	**1.351.827**	**3.209.121**	**4.560.948**

5. Distribution of domestic and foreign loans: Loans are classified according to the locations of the customers.

	Current Period 30 September 2007	Prior Period 31 December 2006
Domestic Loans	35.343.402	29.745.674
Foreign Loans	586.577	566.976
Total	**35.929.979**	**30.312.650**

6. Loans granted to investments in associates and subsidiaries: None.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

7. Specific provisions accounted for loans:

	Current Period 30 September 2007	Prior Period 31 December 2006
Loans and Receivables with Limited Collectibility	191.001	177.806
Loans and Receivables with Doubtful Collectibility	216.631	76.053
Uncollectible Loans and Receivables	475.964	341.945
Total	**883.596**	**595.804**

8. Information on non-performing loans (Net):

8(i). Information on non-performing loans restructured or rescheduled and other receivables:

	III. Group	IV. Group	V. Group
	Loans and Other Receivables with Limited Collectibility	Loans and Other Receivables with Doubtful Collectibility	Uncollectible Loans and Other Receivables
Current Period 30 September 2007			
(Gross Amounts Before Specific Provisions)	-	-	58
Restructured Loans and Other Receivables	-	-	-
Rescheduled Loans and Other Receivables	-	-	58
Prior Period 31 December 2006			
(Gross Amounts Before Specific Provisions)	-	-	88
Restructured Loans and Other Receivables	-	-	-
Rescheduled Loans and Other Receivables	-	-	88

8(ii) Information on the movement of total non-performing loans:

	III. Group	IV. Group	V. Group
	Loans and Other Receivables with Limited Collectibility	Loans and Other Receivables with Doubtful Collectibility	Uncollectible Loans and Other Receivables
Prior Period End Balance 31 December 2006	177.806	76.053	341.945
Additions (+)	495.399	66.870	9.584
Transfers from Other Categories of Non-performing Loans (+)	-	408.049	263.893
Transfers to Other Categories of Non-Performing Loans (-)	408.049	263.893	-
Collections (-)	71.791	70.107	115.752
Net FC Differences from Subsidiaries Abroad	-	(12)	-
Write-offs (-)	2.364	329	23.706
Balance at the End of the Period	191.001	216.631	475.964
Specific Provisions (-)	191.001	216.631	475.964
Net Balance on Balance Sheet Date	-	-	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

8(iii). Information on non-performing loans granted as foreign currency loans:

	III. Group	IV. Group	V. Group
	Loans and Other Receivables with Limited Collectibility	Loans and Other Receivables with Doubtful Collectibility	Uncollectible Loans and Other Receivables
Current Period: 30 September 2007			
Balance at the End of the Period	9.393	4.717	26.409
Specific Provisions (-)	9.393	4.717	26.409
Net Balance on Balance Sheet	-	-	-
Prior Period: 31 December 2006			
Balance at the End of the Period	6.035	6.211	19.252
Specific Provisions (-)	6.035	6.211	19.252
Net Balance on Balance Sheet	-	-	-

f. Held-to-maturity investments:

The Bank has no held-to-maturity investments as at 30 September 2007.

The movement of investment securities held-to-maturity:

	Current Period 30 September 2007	Prior Period 31 December 2006
Beginning Balance	-	793.370
Foreign Currency Differences on Monetary Assets	-	18.546
Purchases During Year	-	50.274
Disposals through Sales and Redemptions	-	(862.190)
Impairment Provision (-)	-	-
Balance at the End of the Period	-	-

g. Information on investments in associates (Net):

The Bank has no investments in associates as at 30 September 2007.

h. Information on subsidiaries (Net):

1. Non-consolidated subsidiaries:

1(i). Reasons of being out of consolidation for non-consolidated associates: On grounds of the materiality principle due to their operating results, asset and shareholder equity sizes, they have been left out of the scope of consolidation.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

1(ii). Information about non-consolidated subsidiaries:

	Title	Address (City / Country)	Bank's Share Percentage-If Different Voting Percentage (%)	Bank's Risk Group Share Percentage (%)
1	Ak Yatırım Ortaklığı A.Ş.	İstanbul/Turkey	63,69	63,69
2	Ak Portföy Yönetimi A.Ş.	İstanbul/Turkey	99,99	99,99
3	Ak Global Funding B.V.	Rotterdam/Netherlands	100,00	100,00
4	Finsbury Pavement Limited under liquidation (Previously: Sabancı Bank plc.)	London/England	65,00	100,00

Main financial figures of non-consolidated subsidiaries, in the order of the above table:

The financial figures have been obtained from the financial statements dated 30 September 2007.

	Total Assets	Shareholders' Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit/ Loss	Prior Period Profit/Loss	Fair Value (*)
1	52.911	51.593	9	1.925	5.659	8.296	(614)	20.291
2	13.286	11.897	548	1.354	24	6.159	6.875	3.592
3	-	-	-	-	-	-	-	34
4	-	-	-	-	-	-	-	2

Operations of Ak Global Funding B.V. have not commenced yet and the Bank's investment in this company is immaterial.

(*) Fair values refer to the market values for the subsidiaries quoted on the stock exchange and acquisition costs after the impairment provision, if any, for the subsidiaries not quoted on a stock exchange and are equal to the amounts carried at the financial statements.

2. Consolidated subsidiaries:

2(i). Information about consolidated subsidiaries:

	Title	Address (City / Country)	Bank's Share Percentage-If Different Voting Percentage (%)	Other Shareholder Share Percentage (%)	Consolidation Method
1	Ak Finansal Kiralama A.Ş.	İstanbul/Turkey	99,99	0,01	Full Consolidation
2	Ak Yatırım Menkul Değerler A.Ş.	İstanbul/Turkey	99,80	0,20	Full Consolidation
3	Akbank N.V.	Rotterdam/ Netherlands	100,00	-	Full Consolidation

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

Main financial figures of consolidated subsidiaries, in the order of the above table:

	Total Assets	Shareholders' Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit/ Loss	Prior Period Profit/Loss	Fair Value (*)
1	687.681	161.107	434	58.920	-	23.925	14.508	121.088
2	131.228	90.758	22.137	12.694	8.291	13.840	17.218	81.360
3	3.836.244	562.576	3.230	119.810	29.739	27.238	3.987	543.903

(*) Represent cost of subsidiaries.

Although not subsidiaries of the Bank, Ak Receivables Corporation and A.R.T.S Ltd. which were established in July 1998 and November 1999 respectively in connection with raising long-term financing, are included in the scope of consolidation as "Special Purpose Entities" due to the 100% control of these entities by the Group.

2(ii). Movement schedule for consolidated subsidiaries:

	Current Period 30 September 2007	Prior Period 31 December 2006
Balance at the Beginning of the Period	883.790	478.158
Movements During the Period		
Purchases	410.383	369.280
Bonus Shares and Contributions to Capital	-	63.172
Dividends From Current Year Income	-	-
Sales	(547.822)	(26.820)
Revaluation Increase	-	-
Impairment Provision	-	-
Effects of Changes due to the Scope of Consolidation	746.351	883.790
Balance at the End of the Period	-	-
Capital Commitments	-	-
Share Percentage at the End of the Period (%)	-	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2(iii). Sectoral information on consolidated financial subsidiaries and the related carrying amounts:

Subsidiaries	Current Period 30 September 2007	Prior Period 31 December 2006
Banks	543.903	681.342
Insurance Companies	-	-
Factoring Companies	-	-
Leasing Companies	121.088	121.088
Finance Companies	-	-
Other Financial Subsidiaries	81.360	81.360

2(iv). Subsidiaries quoted on a stock exchange: None.

2(v). Consolidated subsidiaries disposed within the current period:

Shares of the bank in Akbank AG resident in Germany, a 100% subsidiary of the Bank were transferred to Akbank N.V. resident in the Netherlands, which is also a 100% subsidiary of the Bank, through capital in kind.

Following the related regulatory processes, all assets and liabilities related to the banking services of Sabancı Bank plc., the Bank's subsidiary in England, were transferred to the London branch of Akbank N.V., a subsidiary of the Bank, based in the Netherlands, as of 6 September 2007, and the title of Sabancı Bank plc. was changed to Finsbury Pavement Limited.

Following the transfer process, the portion of the capital included in the Bank's share refunded in the scope of the liquidation proceedings of Finsbury Pavement Limited (formerly Sabancı Bank plc.) based in London, a subsidiary of the bank, with reference to the Board decision dated 27 September 2007, was recorded into the Bank records on 28 September 2007, and the cost amount of the relevant subsidiary was reduced to YTL2 as trace amount. The liquidation process of the Bank is ongoing.

2(vi). Consolidated subsidiaries purchased within the current period: None.

i. Information on finance lease receivables (Net):

	Current Period 30 September 2007		Prior Period 31 December 2006	
	Gross	Net	Gross	Net
2007	102.822	82.314	260.848	209.059
2008	317.156	264.167	185.192	159.425
2009	182.766	157.697	91.377	81.734
2010	90.482	81.030	34.183	31.289
2011	32.224	29.280	5.714	5.410
2012	10.745	10.064	308	296
Total	**736.195**	**624.552**	**577.622**	**487.213**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

j. Information on deferred tax asset

The Group's deferred tax asset as of 30 September 2007 amounts to YTL12.693 (31 December 2006: YTL1.928). Provisional differences subject to deferred tax calculation result from principally the difference between the book values and tax values of fixed assets and financial assets, and provision for employee rights.

Deferred tax assets and liabilities, which are accounted for the temporary differences arising between applicable accounting policies and valuation principles and tax legislation in the Bank and in consolidated subsidiaries, are presented as net on an individual entity level. As noted in Note XVIII of Section Three, for the purposes of consolidated financial statements deferred taxes arising from different consolidated subsidiaries are presented separately in assets and liabilities. There are no carry forward tax losses that can be used as deductions for the tax calculation for the Group. An explanation about the net deferred tax liability is given in Note II.f-2 of Section Five.

k. Information on other assets:

Other assets amount to YTL235.070 (31 December 2006: YTL167.651) on the balance sheet and do not exceed 10% of the total assets, excluding the off-balance sheet commitments.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES:

a. Information on deposits:

1. Information on maturity structure of the deposits:

There are no seven-day notification and accumulative deposits.

1(i). Current Period - 30 September 2007:

	Demand	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 Months – 1 Year	1 Year and Over	Total
Saving Deposits	1.170.767	3.006.629	10.755.320	541.335	147.003	51.007	15.672.061
Foreign Currency Deposits	3.177.707	2.793.884	9.070.475	1.634.972	1.169.654	806.415	18.653.107
Residents in Turkey	2.571.008	2.640.954	8.796.356	1.050.354	610.953	322.428	15.992.053
Residents Abroad	606.699	152.930	274.119	584.618	558.701	483.987	2.661.054
Public Sector Deposits	50.607	881	1.581	221	85	205	53.580
Commercial Deposits	1.192.437	786.089	1.877.186	58.039	3.776	1.658	3.919.185
Other Institutions Deposits	731.217	204.286	899.544	55.943	16.471	3.189	1.910.650
Gold Vault	-	-	-	-	-	-	-
Bank Deposits	119.865	194.463	970.049	12.025	4.537	432	1.301.371
The CBRT	-	-	-	-	-	-	-
Domestic Banks	6.607	159.073	24.376	-	1.012	-	191.068
Foreign Banks	12.329	35.390	945.673	12.025	3.525	432	1.009.374
Special Finance Institutions	100.929	-	-	-	-	-	100.929
Other	-	-	-	-	-	-	-
Total	**6.442.600**	**6.986.232**	**23.574.155**	**2.302.535**	**1.341.526**	**862.906**	**41.509.954**

1(ii). Prior Period - 31 December 2006:

	Demand	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 Months – 1 Year	1 Year and Over	Total
Saving Deposits	1.097.074	2.251.669	7.857.535	1.836.270	189.012	46.386	13.277.946
Foreign Currency Deposits	2.983.175	1.912.917	7.774.189	1.703.149	1.159.359	689.886	16.222.675
Residents in Turkey	2.541.083	1.621.862	7.403.073	1.497.466	803.208	296.531	14.163.223
Residents Abroad	442.092	291.055	371.116	205.683	356.151	393.355	2.059.452
Public Sector Deposits	27.802	253	1.498	194	88	186	30.021
Commercial Deposits	1.327.289	693.878	1.099.894	17.865	3.582	2.294	3.144.802
Other Institutions Deposits	660.627	78.366	465.876	140.683	158.706	29.666	1.533.924
Gold Vault	-	-	-	-	-	-	-
Bank Deposits	105.899	407.544	1.138.213	86.577	8.183	2.937	1.749.353
The CBRT	-	-	-	-	-	-	-
Domestic Banks	1.157	395.529	1.008	1.008	1.008	-	399.710
Foreign Banks	29.861	12.015	1.137.205	85.569	7.175	2.937	1.274.762
Special Finance Institutions	74.881	-	-	-	-	-	74.881
Other	-	-	-	-	-	-	-
Total	**6.201.866**	**5.344.627**	**18.337.205**	**3.784.738**	**1.518.930**	**771.355**	**35.958.721**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

2. Information on saving deposits insurance:

2(i). Information on saving deposits under the guarantee of the saving deposits insurance fund and amounts exceeding the limit of the deposit insurance fund:

	Under the Guarantee of Deposit Insurance		Exceeding the Limit of Deposit Insurance	
	Current Period 30 September 2007	Prior Period 31 December 2006	Current Period 30 September 2007	Prior Period 31 December 2006
Saving Deposits	7.018.362	6.124.525	8.652.377	7.152.193
Foreign Currency Saving Deposits	5.669.072	5.629.505	8.313.078	7.342.540
Other Deposits in the Form of Saving Deposits	-	-	-	-
Foreign Branches' Deposits under Foreign Authorities' Insurance	-	-	-	-
Off-shore Banking Regions' Deposits under Foreign Authorities' Insurance	-	-	-	-

2(ii). Saving deposits which are not under the guarantee of deposit insurance fund:

	Current Period 30 September 2007	Prior Period 31 December 2006
Saving Deposits in Foreign Branches	-	-
Saving Deposits in Off-shore Banking Regions	2.530	1.228

Saving deposits in the foreign branches are not under the guarantee of the saving deposits insurance fund; they are guaranteed according to their local legal requirements.

b. Information on trading derivative financial liabilities:

Table of negative differences for trading derivative financial liabilities:

	Current Period 30 September 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Forward Transactions	3.822	31	16.756	4.304
Swap Transactions	56.008	39.372	-	44.125
Futures Transactions	1.878	109	-	-
Options	-	-	-	-
Other	-	-	-	-
Total	**61.708**	**39.512**	**16.756**	**48.429**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

c. Information on borrowings:

1. Information on banks and other financial institutions:

	Current Period 30 September 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Borrowings from the CBRT	-	-	-	-
From Domestic Bank and Institutions	175.512	149.456	158.642	126.863
From Foreign Banks, Institutions and Funds	-	8.760.646	-	9.653.289
Total	**175.512**	**8.910.102**	**158.642**	**9.780.152**

2. Information on maturity structure of borrowings:

	Current Period 30 September 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Short-term	149.521	3.327.888	122.464	3.573.421
Medium and Long-Term	25.991	5.582.214	36.178	6.206.731
Total	**175.512**	**8.910.102**	**158.642**	**9.780.152**

The liabilities providing the funding sources of the Group are deposits and borrowings. Deposits are the most important funding source of the Group and the diversification of these deposits by number and type of depositors with a stable structure does not create any risk concentration. The borrowings are composed of funds such as syndicated and securitized borrowings, money market and post finance obtained from different financial institutions with different maturity-interest structures and characteristics. There is no risk concentration in any of the funding sources of the Group.

d. Information on other liabilities:

Other liabilities amount to YTL822.186 (31 December 2006: YTL472.710) and do not exceed 10% of the total balance sheet excluding off-balance sheet commitments.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

e. Information on provisions:

1. Information on general provisions:

	Current Period 30 September 2007	Prior Period 31 December 2006
General Provisions	**254.560**	**193.378**
Provisions for Group I. Loans and Receivables	203.384	151.741
Provisions for Group II. Loans and Receivables	9.622	5.198
Provisions for Non-Cash Loans	21.977	11.593
Other	19.577	24.846

2. Information on reserve for employment termination benefits:

Under the Turkish Labor Law, the Group is required to pay termination benefits to each employee who has completed at least one year of service and whose employment is terminated without due cause, is called up for military service, dies or who retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). Since the legislation was changed on 23 May 2002, there are certain transitional provisions relating to length of service prior to retirement.

The amount payable consists of one month's salary limited to a maximum of YTL2.030,19 in full YTL amount (31 December 2006: YTL1.857,44) for each year of service. The liability is not funded, as there is no funding requirement.

The reserve has been calculated by estimating the present value of the future probable obligation of the Group arising from the retirement of its employees. TAS 19 requires actuarial valuation methods to be developed to estimate the enterprise's obligation for such benefits. Accordingly, the following actuarial assumptions were used in the calculation of the total liability:

	Current Period 30 September 2007	Prior Period 31 December 2006
Discount Rate (%)	5,71	5,71
Rate for the Probability of Retirement (%)	0,93	0,93

The principal actuarial assumption is that the current maximum liability will increase in line with inflation. Thus, the discount rate applied represents the expected real rate after adjusting for the effects of future inflation. As the maximum liability is revised semi-annually, the maximum amount of YTL2.030,19 (1 January 2007: YTL1.960,69) effective from 1 July 2007 has been taken into consideration in calculating the reserve for employee termination benefits.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

Movements in the reserve for employment termination benefits during the period are as follows:

	Current Period 30 September 2007	Prior Period 31 December 2006
Balance at the Beginning of the Period	37.503	43.657
Provisions Recognized During the Period	6.411	13.095
Paid During the Period	(6.777)	(19.249)
Balance at the End of the Period.	37.137	37.503

As of 30 September 2007, the Bank has accounted a provision for unused vacation rights amounting to YTL23.847 (31 December 2006: YTL17.548).

3. Information on provisions related with foreign currency difference of foreign indexed loans:

   As of 30 September 2007, the provision related to foreign currency difference of foreign indexed loans amounts to YTL55.206 (31 December 2006: YTL8.478).

4. Information on banking services promotion provisions:

   The Group has provisions on credit cards and banking services promotion applications amounting YTL105.122 (31 December 2006: YTL76.211).

f. Explanations on tax liability:

1. Explanations on current tax liability:

   Tax calculations of the Group are explained in Note XVIII of Section Three. As of 30 September 2007, the tax liability after the deduction of temporary taxes paid is YTL137.067 (31 December 2006: YTL100.845).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

1(i). Information on taxes payable:

	Current Period 30 September 2007	Prior Period 31 December 2006
Corporate Taxes Payable	137.067	100.845
Taxation on Marketable Securities	76.082	53.245
Property Tax	414	494
Banking Insurance Transaction Tax (BITT)	31.714	31.489
Foreign Exchange Transaction Tax	1.573	2.115
Value Added Tax Payable	490	1.179
Other	12.288	14.300
Total	**259.628**	**203.667**

1(ii). Information on premium payables:

	Current Period 30 September 2007	Prior Period 31 December 2006
Social Security Premiums - Employee	300	194
Social Security Premiums - Employer	283	226
Bank Social Aid Pension Fund Premium- Employee	2	7
Bank Social Aid Pension Fund Premium - Employer	160	167
Pension Fund Membership Fees and Provisions - Employee	-	-
Pension Fund Membership Fees and Provisions - Employer	-	-
Unemployment Insurance - Employee	375	306
Unemployment Insurance - Owner	685	513
Other	-	-
Total	**1.805**	**1.513**

2. Information on deferred tax liability:

As of 30 September 2007, the deferred tax liability of the Group amounts to YTL39.635 (31 December 2006: YTL43.749).

g. Information on shareholders' equity:

1. Presentation of paid-in capital:

	Current Period 30 September 2007	Prior Period 31 December 2006
Common Stock	3.000.000	2.200.000
Preferred Stock	-	-

2. Amount of paid-in-capital, explanations as to whether the registered share capital system is applied, if so, the amount of registered share capital ceiling:

Capital System	Paid-in capital	Ceiling
Registered Share Capital	3.000.000	5.000.000

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED):

3. Information on the share capital increases during the period and their sources:

Date of Capital Increase	Amount of Capital Increase	Cash	Profit Reserves Subject to Increase	Capital Reserves Subject to Increase
7 March 2007	200.000	200.000	-	-
25 June 2007	600.000	-	296.002	303.998

4. Information on share capital increases from capital reserves during the current period:

Marketable Securities Value Increase Fund	Revaluation of Property and Equipment and Intangible Fixed Assets	Bonus Shares Obtained from Investments in Associates, Subsidiaries and Joint Ventures	Other
-	7.995	-	296.003

5. Information on capital commitments, the purpose and the sources until the end of the fiscal year and the subsequent interim period: None.

6. The effects of anticipations based on the financial figures for prior periods regarding the Group's income, profitability and liquidity, and the anticipations regarding the uncertainty of these indicators on the shareholders' equity:

   The Group has been continuing its operations with high profitability and has been retaining most of its net profit in the equity, either by increasing its capital or transferring it into reserves. On the other hand, only a small part of the equity is allocated to associates and subsidiaries and fixed assets, thus giving a chance for considerably high free capital which provides funds for liquid and high interest bearing assets. Considering all these factors, the Group's shareholders' equity is getting steadily stronger.

7. Information on privileges given to shares representing the capital: None.

h. Information on marketable securities value increase fund:

	Current Period 30 September 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
From Investments in Associates, Subsidiaries, and Joint Ventures	6.477	-	5.675	-
Valuation Difference	137.185	(16.418)	(152.110)	17.427
Foreign Currency Differences	-	-	-	-
Total	**143.662**	**(16.418)**	**(146.435)**	**17.427**

The part of value increase fund related to foreign currency marketable securities is the difference between the fair values and amortized costs, calculated in accordance with the "Effective yield method" of government bonds classified as "Available-for-sale financial assets".

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT:

a. Information on interest income:

1. Information on interest income on loans:

	Current Period 30 September 2007		Prior Period 30 September 2006	
	YTL	FC	YTL	FC
Short-term Loans	2.061.962	109.288	1.452.047	99.106
Medium and Long-term Loans	1.231.310	424.072	980.013	295.951
Interest on Loans Under Follow-Up	29.458	333	14.685	100
Premiums Received from the Resource Utilization Support Fund	-	-	-	-
Total	**3.322.730**	**533.693**	**2.446.745**	**395.157**

2. Information on interest income on banks:

	Current Period 30 September 2007		Prior Period 30 September 2006	
	YTL	FC	YTL	FC
From the CBRT	-	8.306	-	4.931
From Domestic Banks	6.065	61	4.224	4.608
From Foreign Banks	5	88.363	196	65.639
Headquarters and Branches Abroad	-	-	-	-
Total	**6.070**	**96.730**	**4.420**	**75.178**

3. Information on interest income on marketable securities:

	Current Period 30 September 2007		Prior Period 30 September 2006	
	YTL	FC	YTL	FC
From Trading Financial Assets	50.303	279.514	67.863	314.146
From Financial Assets at Fair Value through Profit or Loss	-	-	-	-
From Available-for-sale Financial Assets	1.628.043	232.996	1.224.210	183.071
From Held-to-Maturity Investments	-	-	21.815	12.596
Total	**1.678.346**	**512.510**	**1.313.888**	**509.813**

4. Information on interest income received from associates and subsidiaries: None.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED):

b. Information on interest expense:

1. Information on interest expense on borrowings:

	Current Period 30 September 2007		Prior Period 30 September 2006	
	YTL	FC	YTL	FC
Banks	31.121	383.272	23.226	338.976
The CBRT	-	-	-	-
Domestic Banks	30.925	1.481	20.733	2.270
Foreign Banks	196	381.791	2.493	335.617
Headquarters and Branches Abroad	-	-	-	1.089
Other Institutions	-	-	-	-
Total	**31.121**	**383.272**	**23.226**	**338.976**

2. Information on interest expense given to associates and subsidiaries:

	Current Period 30 September 2007	Prior Period 30 September 2006
To Associates and Subsidiaries	1.290	-

3. Maturity structure of the interest expense on deposits:

There are no deposits with seven-day notification and accumulative deposits:

	Demand Deposits	Time Deposit					Total
		Up to 1 Month	Up to 3 Months	Up to 6 Months	Up to 1 Year	1 Year and Over	
YTL							
Bank Deposits	-	139.541	66.050	1.714	76	-	**207.381**
Saving Deposits	87	377.576	1.253.351	108.717	16.789	5.029	**1.761.549**
Public Sector Deposits	-	55	198	21	7	19	**300**
Commercial Deposits	3.973	125.247	217.077	803	4.991	216	**352.307**
Other Deposits	504	28.880	108.911	16.628	2.046	6.359	**163.328**
Total	4.564	671.299	1.645.587	127.883	23.909	11.623	**2.484.865**
FC							
Foreign Currency Deposits	8.388	82.995	293.329	62.112	37.882	27.852	**512.558**
Bank Deposits	-	2.540	1.311	182	237	138	**4.408**
Gold Vault	-	-	-	-	-	-	**-**
Total	8.388	85.535	294.640	62.294	38.119	27.990	**516.966**
Grand Total	**12.952**	**756.834**	**1.940.227**	**190.177**	**62.028**	**39.613**	**3.001.831**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED):

c. Information on trading loss/income (Net):

	Current Period 30 September 2007	Prior Period 30 September 2006
Profit	**6.582.713**	**7.995.375**
Income from Capital Market Transactions	189.632	301.507
From Derivative Financial Transactions	140.753	103.538
Other	48.879	197.969
Foreign Exchange Gains	6.393.081	7.693.868
Loss (-)	**6.458.459**	**7.937.070**
Loss from Capital Market Transactions	185.260	171.860
From Derivative Financial Transactions	175.409	105.582
Other	9.851	66.278
Foreign Exchange Loss	6.273.199	7.765.210

d. Explanations on other operating income:

Following the communication of the Boğaziçi Corporate Tax Office on 22 May 2007, it has become virtually certain that the portion amounting to YTL270.001 of the amount related to lawsuits in 2001, 2002, and 2003 of the contingent assets explained in detail in Note IV.b-2 of Section Five, can be offset against various tax liabilities and is to be considered a receivable of the Bank; therefore YTL270.001 was recognized in the financial statements for the period ending 30 June 2007, and although it is not operating income in substance, due to the presentation of the financial statements it was booked under "Other operating income".

e. Provision expenses related to loans and other receivables of the Bank:

	Current Period 30 September 2007	Prior Period 30 September 2006
Specific Provisions for Loans and Other Receivables	440.340	262.632
III. Group Loans and Receivables	363.886	253.535
IV. Group Loans and Receivables	66.870	5.185
Group Loans and Receivables	9.584	3.912
General Provision Expenses	61.531	36.692
Provision Expense for Possible Risks	-	-
Marketable Securities Impairment Expense	-	-
Financial Assets at Fair Value through Profit or Loss	-	-
Available-for-sale Financial Assets	-	-
Investments in Associates, Subsidiaries and Held-to-maturity Securities Value Decrease	-	-
Investments in Associates	-	-
Subsidiaries	-	-
Joint Ventures	-	-
Held–to-maturity Investments:	-	-
Other	2.818	4.273
Total	**504.689**	**303.597**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED):

f. Information related to other operating expenses:

	Current Period 30 September 2007	Prior Period 30 September 2006
Personnel Expenses	478.701	430.498
Reserve for Employee Termination Benefits	-	-
Bank Social Aid Provision Fund Deficit Provision	-	-
Impairment Expenses of Fixed Assets	-	-
Depreciation Expenses of Fixed Assets	75.480	70.198
Impairment Expenses of Intangible Assets	-	-
Goodwill Impairment Expenses	-	-
Amortization Expenses of Intangible Assets	8.723	6.803
Impairment Expenses of Equity Participations for Which Equity Method is Applied	-	-
Impairment Expenses of Assets Held for Resale	-	-
Depreciation Expenses of Assets Held for Resale	-	-
Impairment Expenses of Fixed Assets Held for Sale	-	-
Other Operating Expenses	549.800	503.032
Leasing Expenses	23.734	22.858
Maintenance Expenses	12.452	35.420
Advertisement Expenses	63.275	74.046
Other Expenses	450.339	370.708
Loss on Sales of Assets	27	589
Other	169.719	127.939
Total	**1.282.450**	**1.139.059**

g. Profit/Loss of minority interest:

	Current Period 30 September 2007	Prior Period 30 September 2006
Profit/Loss of Minority Interest:	(231)	2.548

h. Information on tax provision:

1. Information on calculated current tax income or expense and deferred tax income or expense:

   As of 30 September 2007, the Group has a current tax expense of YTL364.055 and deferred tax income of YTL14.879.

2. Information on deferred tax income or expense arising from the temporary differences that have occurred or have been closed:

   The amount of deferred tax income that occurred due to the temporary differences is YTL7.925 and deferred tax expense is YTL6.577; the amounts of deferred tax income and deferred tax expense that occurred due to the closing of temporary differences are YTL13.776 and YTL245 respectively. The Group has YTL14.879 net deferred tax income.

3. Information on recognition of temporary difference, financial loss, diminution of tax and exemptions on income statement: None.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED OFF-BALANCE SHEET ACCOUNTS:

a. Explanations on off-balance sheet commitments:

1. Type and amount of irrevocable commitments:

   YTL609.806 asset purchase commitments (31 December 2006: YTL313.729), YTL5.643.281 commitment for credit card limits (31 December 2006: YTL5.505.475) and YTL1.798.059 commitments for cheque books (31 December 2006: 1.599.262).

2. Type and amount of probable losses and obligations arising from off-balance sheet items:

   The Group has no probable losses arising from off-balance sheet items. Obligations arising from the off-balance sheet are disclosed in "Off-balance sheet commitments".

2(i). Non-cash loans including guarantees, bank acceptances, collaterals and others that are accepted as financial commitments and other letter of credits:

	Current Period 30 September 2007	Prior Period 31 December 2006
Bank Acceptance Loans	50.999	60.814
Letters of Credit	809.433	779.301
Other Commitments and Contingencies	66.753	91.815
Total	**927.185**	**931.930**

2(ii). Revocable, irrevocable guarantees and other similar commitments and contingencies:

	Current Period 30 September 2007	Prior Period 31 December 2006
Revocable Letters of Guarantee	141.620	144.358
Irrevocable Letters of Guarantee	2.503.790	2.330.632
Letters of Guarantee Given in Advance	224.334	187.801
Guarantees Given to Customs	197.074	187.124
Other Letters of Guarantee	349.713	147.099
Total	**3.416.531**	**2.997.014**

3(i). Total amount of non-cash loans:

	Current Period 30 September 2007	Prior Period 31 December 2006
Non-cash Loans Given against Cash Loans	111.991	73.816
With Original Maturity of 1 Year or Less Than 1 Year	90.361	58.644
With Original Maturity of More Than 1 Year	21.630	15.172
Other Non-cash Loans	4.231.725	3.855.128
Total	**4.343.716**	**3.928.944**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED OFF-BALANCE SHEET ACCOUNTS (CONTINUED):

3(ii). Information on sectoral risk concentrations of non-cash loans:

	Current Period 30 September 2007				Prior Period 31 December 2006			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agricultural	18.171	0,76	2.384	0,12	19.702	0,93	773	0,04
Farming and Raising Livestock	5.165	0,22	2.384	0,12	4.905	0,23	14	0,00
Forestry	12.937	0,54	-	-	14.728	0,70	759	0,04
Fishing	69	0,00	-	-	69	0,00	-	-
Manufacturing	740.840	31,16	1.011.933	51,45	733.901	34,81	905.079	49,71
Mining	11.284	0,47	4.208	0,21	9.033	0,43	3.836	0,21
Production	704.993	29,66	821.968	41,79	701.090	33,25	777.100	42,68
Electric, Gas and Water	24.563	1,03	185.757	9,45	23.778	1,13	124.143	6,82
Construction	97.832	4,12	59.561	3,03	73.891	3,50	42.929	2,36
Services	1.357.230	57,10	602.903	30,65	1.133.254	53,75	462.308	25,40
Wholesale and Retail Trade	958.746	40,33	205.699	10,46	888.606	42,15	215.298	11,83
Hotel, Food and Beverage Services	16.707	0,70	1.502	0,08	24.939	1,18	6.135	0,34
Transportation and Telecommunication	44.336	1,87	27.479	1,40	46.055	2,18	29.593	1,63
Financial Institutions	280.862	11,82	359.777	18,29	106.736	5,06	203.987	11,20
Real Estate and Leasing Services	426	0,02	21	0,00	554	0,03	-	-
Self-Employment Services	6.168	0,26	1.836	0,09	14.293	0,68	2.114	0,12
Education Services	9.611	0,40	55	0,00	13.345	0,63	382	0,02
Health and Social Services	40.374	1,70	6.534	0,33	38.726	1,84	4.799	0,26
Other	162.925	6,86	289.937	14,75	147.621	7,01	409.486	22,49
Total	**2.376.998**	**100,00**	**1.966.718**	**100,00**	**2.108.369**	**100,00**	**1.820.575**	**100,00**

3(iii). Information on the non-cash loans classified in Group I and Group II:

	Group I		Group II	
	YTL	FC	YTL	FC
Non-Cash Loans	**2.325.387**	**1.964.397**	**51.611**	**2.321**
Letters of Guarantee	2.283.287	1.080.165	51.363	1.716
Bank Acceptances	15	50.984	-	-
Letters of Credit	16	808.812	-	605
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Factoring Guarantees	-	-	-	-
Other Commitments and Contingencies	42.069	24.436	248	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED OFF-BALANCE SHEET ACCOUNTS (CONTINUED):

b. Explanations on contingent assets and liabilities:

1. Contingent Liabilities:

The Group has accounted a provision amounting to YTL21.768 (31 December 2006: YTL21.768) for the contingent liabilities with a high probability of realization.

2. Contingent Assets:

The Bank has filed three lawsuits against the Ministry of Finance regarding the correction of corporate tax paid in 2001, 2002, and 2003 with reference to the provision " Legal and optional reserves and losses subject to decrease of capital, shall be offset against tax base in determination of income of the banks in the framework of principles specified in the paragraph 7 of article 14 of the repealed Corporate Tax Law 5422" in the financial statements dated 31 December 2001, in accordance with the temporary article 4, added by the Law No.4743 to the Banking Law No.4389, which was annulled on 1 November 2005. With the communication by Ministry of Finance of the decision that the receivable of YTL270.001 from the lawsuits the total of which is YTL754.303 can be offset against various tax debts to the Bank, the amount became collectible, and as explained in Part Five, it is recognized in the financial statements dated 30 June 2007. The legal situation regarding these lawsuits is explained below:

The Court of First Instance decided to comply with the decisions of the Council of State in favor of the Bank regarding lawsuits of YTL686.411, which arose from YTL484.942 of 2002, and YTL201.469 of 2001, and the decision was communicated to the Ministry. The Ministry appealed against the decision. The appeal process for the lawsuit related to the year 2001 is still in progress. With reference to the rejection of the appeal request for the lawsuit related to the year 2002, a "decision correction" process was chosen and the file is currently pending at the Council of State.

After the decision of the Council of State in favor of the Bank related to the lawsuit amounting to YTL67.892 for the year 2003, the Ministry appealed; this file is still pending in the Council of State.

On the other hand, Bank is continuing discussions with the Ministry for collection of the related amounts remaining from the YTL270.001, which has been accepted by the Ministry.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED STATEMENT OF CASH FLOWS:

a. Information on cash and cash equivalents:

1. Components of cash and cash equivalents and the accounting policy applied in their determination:

Cash and foreign currency together with demand deposits at banks including the CBRT are defined as "Cash"; interbank money market and time deposits in banks with original maturities less than three months are defined as "Cash equivalents".

1(i). Cash and cash equivalents at the beginning of the period:

	Current Period 30 September 2007	Prior Period 30 September 2006
Cash	**2.121.379**	**1.079.724**
Cash, Foreign Currency and Other	532.703	403.702
Demand Deposits in Banks	1.588.676	676.022
Cash Equivalents	**2.501.316**	**2.647.980**
Interbank Money Market Placements	9	402.515
Time Deposits in Banks	2.499.270	2.242.465
Marketable Securities	2.037	3.000
Total Cash and Cash Equivalents	**4.622.695**	**3.727.704**

The total amount from operations in the prior period gives the total cash and cash equivalents amount at the beginning of the current period.

1(ii). Cash and cash equivalents at the end of period:

	Current Period 30 September 2007	Prior Period 30 September 2006
Cash	**1.257.290**	**1.312.585**
Cash, Foreign Currency and Other	389.527	416.235
Demand Deposits in Banks	867.763	896.350
Cash Equivalents	**1.507.726**	**2.005.797**
Interbank Money Market Placements	3.798	126.945
Time Deposits in Banks	1.501.511	1.854.932
Marketable Securities	2.417	23.920
Total Cash and Cash Equivalents	**2.765.016**	**3.318.382**

b. Information on cash and cash equivalent assets of the Group that are not available for free use due to legal restrictions or other reasons:

Related with the securitization loans obtained from abroad, demand and time deposits up to three months amounting to YTL88.669 are not available for free use (31 December 2006: YTL42.745).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS AND NOTES RELATED TO GROUP'S RISK GROUP:

a. Information on the volume of transactions relating to the Group's risk group, outstanding loan and deposit transactions and profit and loss of the period:

1. Current Period – 30 September 2007:

Group's Risk Group (*)	Investments in Associates, Subsidiaries and Joint Ventures		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been included in the Risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at the Beginning of the Period	-	-	733.456	358.675	6	3.238
Balance at the End of the Period	-	241	940.143	472.829	-	2.884
Interest and Commission Income Received	-	31	63.398	9.878	927	4

(*) Defined in the Subsection 2, Article 49 of the Banking Law No.5411

2. Prior Period - 31 December 2006:

Group's Risk Group (*)	Investments in Associates, Subsidiaries and Joint Ventures		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been included in the Risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at the Beginning of the Period	-	-	790.935	374.629	34.245	7.274
Balance at the End of the Period	-	-	733.456	358.675	6	3.238
Interest and Commission Income Received(**)	-	-	65.389	10.607	4.118	13

(*) Defined in the Subsection 2, Article 49 of the Banking Law No.5411
(**) Prior period amounts present 30 September 2006 figures.

3. Information on deposits of the Group's risk group:

Group's Risk Group (*)	Investments in Associates, Subsidiaries and Joint Ventures		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been included in the Risk Group	
Deposit	Current Period 30 September 2007	Prior Period 31 December 2006	Current Period 30 September 2007	Prior Period 31 December 2006	Current Period 30 September 2007	Prior Period 31 December 2006
Beginning of the Period	9.035	8.113	722.059	1.046.487	154.200	101.185
Balance at the End of the Period	10.712	9.035	975.810	722.059	164.951	154.200
Interest on Deposits(**)	1.290	-	57.595	46.613	21.416	16.031

(*) Defined in the Subsection 2, Article 49 of the Banking Law No. 5411
(**) Prior period amounts present 30 September 2006 figures.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS AND NOTES RELATED TO GROUP'S RISK GROUP (CONTINUED):

4. Information on forward and option agreements and other similar agreements made with the Group's risk group:

Group's risk group (*)	In Associates, Subsidiaries and Joint Ventures		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been included in the Risk Group	
	Current Period 30 September 2007	Prior Period 31 December 2006	Current Period 30 September 2007	Prior Period 31 December 2006	Current Period 30 September 2007	Prior Period 31 December 2006
Transactions at Fair Value Through Profit or Loss						
Beginning of the Period	-	-	224.377	113.093	-	-
Balance at the End of the Period	-	-	101.197	224.377	-	-
Total Income/Loss(**)	-	-	(411)	(339)	-	-
Transactions for Hedging Purposes						
Beginning of the Period	-	-	-	-	-	-
Balance at the End of the Period	-	-	-	-	-	-
Total Income/Loss(**)	-	-	-	-	-	-

(*) Defined in the Subsection 2, Article 49 of the Banking Law No.5411
(**) Prior period amounts present 30 September 2006 figures.

Figures presented in the table above show the sum of "sale" and "purchase" amounts of the related transactions. Accordingly, as a result of the nature of these transactions, the difference between the "sale" and "purchase" transactions affects the net exposure of the Group. As of 30 September 2007, the net exposure for direct and indirect shareholders of the Group is YTL3.562 (31 December 2006: YTL11.029).

5. Information regarding benefits provided to the Parent Bank's key management:

As of 30 September 2007, benefits provided to the Parent Bank's key management amount to YTL8.266 (30 September 2006: YTL6.597).

VII. INFORMATION AND NOTES RELATED TO SUBSEQUENT EVENTS

None.

SECTION SIX

OTHER EXPLANATIONS

I. OTHER EXPLANATIONS

None.

SECTION SEVEN

EXPLANATIONS ON AUDITOR'S REVIEW REPORT

I. EXPLANATIONS ON AUDITOR'S REVIEW REPORT

The consolidated financial statements for the period ended 30 September 2007 have been reviewed by Başaran Nas Yeminli Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers). The auditor's review report dated 7 November 2007 is presented on the page in front of the consolidated financial statements.

II. EXPLANATIONS AND NOTES PREPARED BY INDEPENDENT AUDITORS

None.

END